PROSPECTUS SUPPLEMENT (To Prospectus dated May 4, 2006)	Filed Pursuant to Rule 424(b)(4) Registration No. 333-132698

2,345,893 Shares

Common Stock

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We are offering 2,000,000 shares of our common stock. Selling stockholders are offering 345,893 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “RATE”. On May 4, 2006, the last reported sale price of our common stock on the Nasdaq National Market was 48.94 per share.

Our principal executive offices are located at 11760 U.S. Highway One, Suite 500, North Palm Beach, Florida 33408, telephone (561) 630-2400.

See “Risk Factors” on page S-4 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Bankrate	Proceeds to Selling Stockholders

Per Share	$48.25	$2.77	$45.48	$45.48
Total	$113,189,337	$6,508,387	$90,951,250	$15,729,700

To the extent that the underwriters sell more than 2,345,893 shares of common stock, the underwriters have the option to purchase up to an additional 351,883 shares from us and the selling stockholders at the public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on May 10, 2006.

Sole Book-Running Manager

Credit Suisse	Citigroup
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Jefferies Broadview
Canaccord Adams
Needham & Company, LLC
ThinkEquity Partners LLC
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Prospectus Supplement dated May 4, 2006

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should not assume that the information provided by this prospectus supplement and in the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC that utilizes a shelf registration process. Under the shelf registration process, we may sell our common stock, up to a total of 2,000,000 shares of our common stock and the selling stockholders may sell up to an aggregate of 345,893 shares of our common stock, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us and the selling stockholders, our common stock being offered hereby and other information you should know before investing in our common stock.

In this prospectus supplement, the terms “we,” “us,” “our” and “ours” refer to Bankrate, Inc., a Florida corporation, and its consolidated subsidiaries. The term “our common stock” means the common stock, par value $0.01 per share, of Bankrate, Inc. The term “selling stockholders” refers to those stockholders listed on page S-41 of this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information described under the section entitled “Where You Can Find More Information” on page 1 of the accompanying prospectus, before investing in our common stock. This prospectus supplement adds to, updates and changes information contained in the accompanying prospectus and previously filed information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the previously filed information incorporated by reference, the statements made in the accompanying prospectus or the previously filed information incorporated by reference are deemed modified or superseded by the statements made in this prospectus supplement.

We have not taken any action to permit a public offering of the shares of securities outside the United States. Persons outside the United States who come into possession of this prospectus supplement must inform themselves about and observe any restrictions relating to the offering of the shares of our common stock and the distribution of this prospectus supplement outside the United States.

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PROSPECTUS SUPPLEMENT SUMMARY

The Company

Bankrate, Inc. owns and operates:

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Bankrate.com, an Internet-based consumer banking marketplace;

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Interest.com, a smaller, yet similar site;

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FastFind.com, an Internet-based lead aggregation firm; and

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Bankrate Print, which produces newspaper-based advertising and editorial products.

Our flagship Web site, Bankrate.com, is one of the Internet’s leading aggregator of information on more than 300 financial products, including mortgages, credit cards, automobile loans, money market accounts, certificates of deposit, checking and ATM fees and home equity loans. Additionally, we provide financial applications and information to a network of distribution partners. Bankrate.com provides the tools and information that can help consumers make better financial decisions. We regularly survey more than 4,800 financial institutions in all 50 states in order to provide the most current objective, unbiased rates. Over 550 print and online partner publications depend on Bankrate.com as a source for financial rates and information.

Thirty years ago, we began as a print publisher of the newsletter Bank Rate Monitor. Our rate tables provide, at no cost to the consumer, a detailed list of lenders by market and include relevant details to help consumers compare loan products. We continue to enhance our offerings in order to provide Bankrate.com users with the most complete experience. Features such as financial calculators and e-mail newsletters allow users to interact with our site. Our Rate Trend Index is a weekly poll of industry insiders designed to help consumers forecast interest rate trends.

We were founded in 1976. Our principal executive offices are located at 11760 U.S. Highway One, Suite 500, North Palm Beach, Florida  33408, and our telephone number at that location is (561) 630-2400. Our website is Bankrate.com. The information on our website is not incorporated by reference into this prospectus supplement and should not be considered to be a part of this prospectus supplement. We have included our website address as an inactive textual reference only.

Recent Developments

On April 25, 2006, we reported our earnings for the quarter ended March 31, 2006. Highlights included:

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Total revenue was $19.8 million for the quarter ended March 31, 2006, an increase of $9.4 million, or 90%, over the $10.4 million reported in the quarter ended March 31, 2005.

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Earnings per diluted share, excluding stock compensation expense, were $0.21.

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Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), excluding stock compensation expense for the quarter ended March 31, 2006, were $6.6 million, an increase of $3.7 million, or 128%, over the $2.9 million reported for the quarter ended March 31, 2005.

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Income before taxes of $4.3 million in the quarter ended March 31, 2006, including $1.8 million in non-cash stock compensation expense during the quarter due to the adoption of Financial Accounting Standards Board Statement No. 123, Share-Based Payment (FAS 123R), increased by $1.2 million, or 40%, over the quarter ended March 31, 2005.

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Net income for the quarter ended March 31, 2006 was $2.3 million, or $0.14 per diluted share including the non-cash stock compensation charge of ($0.07) per diluted share after tax, compared to $1.9 million, or $0.12 per diluted share, in the quarter ended March 31, 2005 with no stock compensation expense.

Non-GAAP Measures Reconciliation (Unaudited)

To supplement our financial statements presented in accordance with generally accepted accounting principles (“GAAP”), we use non-GAAP measures of certain components of financial performance, including income from operations, income before income taxes, and net income, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that may not be indicative of our core operating results. In addition, because we have historically reported certain non-GAAP results to investors, we believe the inclusion of non-GAAP measures provides consistency in our financial reporting. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. The non-GAAP measures included in this prospectus supplement have been reconciled to the nearest GAAP measure.

	Three Months Ended March 31,
	2006	2005

EBITDA excluding stock compensation expense –
Income from operations	$4,286,031	$2,710,112
Stock compensation expense	1,777,623	—
Depreciation and amortization	557,762	189,239
EBITDA excluding stock compensation expense	$6,621,416	$2,899,351
Per diluted share	$0.39	$0.18

	Three Months Ended March 31, 2006
Net income excluding stock compensation expense –
Net income	$2,341,827
Stock compensation expense, net of tax	1,308,563
Net income excluding stock compensation expense	$3,650,390
Per basic share	$0.23
Per diluted share	$0.21

Weighted average common shares outstanding:
Basic	15,874,946

Diluted	16,771,044
Impact of applying SFAS No. 123R	700,673
Diluted shares excluding impact of applying SFAS No 123R	17,471,717

The Offering

Common stock being offered by:
Bankrate, Inc.	2,000,000 shares
The selling stockholders	345,893 shares
Total	2,345,893 shares
Our common stock outstanding immediately after this offering

17,992,865 shares, which includes 15,892,865 shares of our common stock outstanding as of April 24, 2006, 2,000,000 shares of our common stock offered by us in the offering, and 100,000 shares of our common stock expected to be issued upon exercise of stock options by the selling stockholders immediately prior to, and to be offered by the selling stockholders in, the offering.

Voting rights	Each share of our common stock is entitled to one vote. Shares of our common stock do not have cumulative voting rights with respect to the election of directors.
Dividend policy

Historically, we have never paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

Use of proceeds

We intend to use the net proceeds from this offering for working capital and general corporate purposes. For more details, see the section entitled “Use of Proceeds” in this prospectus supplement. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

Nasdaq National Market symbol	RATE
Risk factors

Before deciding to invest in shares of our common stock, you should read the section entitled “Risk Factors” beginning on page S-4 of this prospectus supplement, as well as other cautionary statements throughout this entire prospectus supplement and the documents incorporated by reference herein and therein.

Unless we specifically state otherwise, the information in this prospectus supplement:

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excludes the sale of up to 351,883 shares of our common stock, which the underwriters have the option to purchase from us and the selling stockholders to cover over-allotments; and

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excludes 2,989,208 shares of our common stock reserved at April 24, 2006, for issuance upon exercise of outstanding options under our stock incentive plan.

In addition, unless we specifically state otherwise, the number of shares of our common stock outstanding in this prospectus supplement is based on 15,892,865 shares of our common stock outstanding as of April 24, 2006.

RISK FACTORS

You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Risks Related to Our Business

Our Success Depends on Internet Advertising Revenue.

We expect to derive approximately 80% of our revenue in the foreseeable future through the sale of advertising space and hyperlinks on our Internet Web pages. Any factors that limit the amount advertisers are willing to spend on advertising on our Web sites could have a material adverse effect on our business. These factors may include:

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a lack of standards for measuring Web site traffic or effectiveness of Web site advertising;

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a lack of established pricing models for Internet advertising;

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the failure of traditional media advertisers to adopt Internet advertising;

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the introduction of alternative advertising sources; and

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a lack of significant growth in Web site traffic.

Continuing to demonstrate the effectiveness of advertising on our Web sites is critical to our ability to generate advertising revenue. Currently, there are no widely accepted standards to measure the effectiveness of Internet advertising, and we cannot be certain that such standards will develop sufficiently to support our growth through Internet advertising.

A number of different pricing models are used to sell advertising on the Internet. Pricing models are typically either CPM-based (cost per thousand impressions) or performance-based. We use the CPM-based model, which is based upon the number of advertisement impressions, and the performance-based, or CPC, model, which generates revenue based on each individual click on a particular advertisement. We cannot predict which pricing model, if any, will emerge as the industry standard. Therefore, it is difficult for us to project our future advertising rates and revenues. For instance, banner advertising, which is one of our primary sources of online revenue, may not be an effective advertising method in the future. If we are unable to adapt to new forms of Internet advertising and pricing models, our business could be adversely affected.

Financial services companies account for a majority of our advertising revenues. We will need to sell advertising to customers outside of the financial services industry in order to significantly increase our revenues. If we do not attract advertisers from other industries, revenue growth could be adversely affected.

Our Success Depends on Interest Rate Volatility.

We provide interest rate information for mortgages and other loans, credit cards and savings accounts. Visitor traffic to our Web sites tends to increase with interest rate movements and may decrease with interest rate stability. Factors that have caused significant visitor fluctuations in the past have been Federal Reserve Board actions and general market conditions affecting home mortgage interest rates. Additionally, the level of traffic to our Web sites can be dependent on interest rate levels as well as mortgage re-financing activity. Accordingly, a slowdown in mortgage production volumes could have a material adverse effect on our business.

We believe that as we continue to develop our Web sites with broader personal finance topics, the percentage of overall traffic seeking mortgage information will remain stabilized at current levels. To accelerate the growth of traffic to our Web sites, we are working with our syndication partners to program more intensively, and we are aggressively promoting products not related to mortgage activity. If our non-mortgage related products are not successful, or if we are otherwise unable to increase or maintain traffic to areas of our Web sites other than mortgage information, we will remain dependent on interest rate levels and mortgage refinancing activity.

We May Expand our Operations Through Acquisitions, Which Could Divert Management’s Attention and Expose Us to Unanticipated Costs and Liabilities and we May Experience Difficulties Integrating the Acquired Operations, and we May Incur Costs Relating to Potential Acquisitions that are Never Consummated.

Our business plan could include growth through future acquisitions. For example, in late 2005, we acquired FastFind and MMIS/Interest.com. However, our ability to consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, and integrate the technical operations and personnel of the acquired company. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities or the dilution of our stockholders’ ownership through issuance of additional stock. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated. It is also possible that expected synergies from future acquisitions may not materialize. We may also incur costs and divert management attention as regards potential acquisitions that are never consummated.

Although we undertake a due diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

If we Fail to Detect Click-through Fraud, we Could Lose the Confidence of our Advertisers, Thereby Causing our Business to Suffer.

We are exposed to the risk of fraudulent clicks on our ads by persons seeking to increase the advertising fees paid to us. Click-through fraud occurs when a person clicks on an ad displayed on our Web site in order to generate revenue to us and to increase the cost for the advertiser. If we were unable to detect this fraudulent activity and find new evidence of past fraudulent clicks, we may have to issue refunds retroactively of amounts previously paid to us. This would negatively affect our profitability, and these types of fraudulent activities could hurt our reputation and our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks would not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

Adverse Resolution of Litigation may Harm our Operating Results or Financial Condition.

We are party to lawsuits in the normal course of business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition.

Our Success Depends on Establishing and Maintaining Distribution Arrangements.

Our business strategy includes the distribution of our content through the establishment of co-branded Web pages with high-traffic business and personal finance sections of online services and Web sites. A co-branded site is typically a custom version of our Web site with the graphical look, feel, and navigation, of the co-branded partner’s Web site. Providing access to these co-branded Web pages is a significant part of the value we offer to our advertisers. We compete with other Internet content providers to maintain our current relationships with other Web site operators and establish new relationships. In addition, as we expand our personal finance content, some of these Web site operators may perceive us as a competitor. As a result, they may be unwilling to promote distribution of our banking and credit content. If our distribution arrangements do no attract a sufficient number of users to support our current advertising model, or if we do not establish and maintain distribution arrangements on favorable economic terms, our business could be adversely affected.

Risks Related to Our Industry, the Internet and Our Technology Infrastructure

Our Future Success is Dependent upon Increased Acceptance of the Internet by Consumers as a Medium for Obtaining Financial Product Information.

Our success will depend in large part on continued and expanded widespread consumer acceptance of obtaining rate information regarding financial products such as mortgages, credit cards, money market accounts, certificates of deposit, checking and ATM fees, home equity loans, online banking fees and new and used auto loans online. Increased consumer use of the Internet to provide for their lending needs is subject to uncertainty. The development of an online market for obtaining rate information regarding the above listed financial products is rapidly evolving and likely will be characterized by an increasing number of market entrants. If consumer acceptance of the Internet as a source for such information does not increase, we may not be able to compete effectively with traditional methods of obtaining such rate information and our business, results of operations and financial condition will be adversely affected.

Our Markets Are Highly Competitive.

We compete for Internet advertising revenues with the personal finance sections of general interest sites such as Yahoo! Finance, AOL Personal Finance and MSN Money; personal finance destination sites such as The Motley Fool, CBS MarketWatch, SmartMoney.com, Kiplinger.com and CNNMoney.com; e-commerce oriented sites that include banking and credit products such as LendingTree; lead aggregators such as LowerMyBills, iHomeowners and NexTag; print mortgage table sellers like National Financial News Service; rate listing sites such as MonsterMoving, Move.com, Informa Research Services and Checkinterestrates.com/CarsDirect; and key word CPC advertising sites/networks such as Google. In addition, new competitors may enter this market as there are few barriers to entry. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Many competitors have complementary products or services that drive traffic to their Web sites. Increased competition could result in lower Web site traffic, advertising rate reductions, reduced margins or loss of market share, any of which would adversely affect our business. We cannot be certain that we will be able to compete successfully against current or future competitors.

Our Web Sites May Encounter Technical Problems and Service Interruptions.

In the past, our Web sites have experienced significant increases in traffic in response to interest rate movements and other business or financial news events. The number of our users has continued to increase over time, and we are seeking to further increase our user base. As a result, our Internet servers must accommodate spikes in demand for our Web pages in addition to potential significant growth in traffic.

Our Web sites have in the past, and may in the future, experience slower response times or interruptions as a result of increased traffic or other reasons. These delays and interruptions resulting from failure to maintain Internet service connections to our site could frustrate users and reduce our future Web site traffic, which could have a material adverse effect on our business.

All of our communications and network equipment is located at our corporate headquarters in North Palm Beach, Florida and at secure third-party co-location facilities in Atlanta, Georgia and Denver, Colorado. Multiple system failures involving these locations could lead to interruptions or delays in service for our Web sites, which could have a material adverse effect on our business. Our operations are dependent upon our ability to protect our systems against damage from fires, hurricanes, earthquakes, power losses, telecommunications failures, break-ins, computer viruses, hacker attacks and other events beyond our control.

We Rely on the Protection of Our Intellectual Property.

Our intellectual property consists of the content of our Web sites and print publications. We rely on a combination of copyrights, trademarks, trade secret laws and our user policy and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our Web sites or print publications without authorization. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business.

Because we license some of our data and content from other parties, we may be exposed to infringement actions, if such parties do not possess the necessary proprietary rights. Generally, we obtain representations as to the origin and ownership of licensed content and obtain indemnification to cover any breach of any these representations. However, these representations may not be accurate and the indemnification may not be sufficient to provide adequate compensation for any breach of these representations.

Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Defending against any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop new technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

We May Face Liability for Information on Our Web Sites.

Much of the information published on our Web sites relates to the competitiveness of financial institutions’ rates, products and services. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our Web sites. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. Our insurance may not adequately protect us against these types of claims.

Future Government Regulation of the Internet is Uncertain and Subject to Change.

As Internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of user privacy, pricing, content and quality of products and services. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business.

We May Be Limited or Restricted in the Way We Establish and Maintain Our Online Relationships by Laws Generally Applicable to Our Business.

State and Federal lending laws and regulations generally require the accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various lenders. In addition, these laws and regulations impose certain restrictions on the advertisement of these credit terms. Because we are an aggregator of rate and other information regarding many financial products online, we may be subject to some of these laws and regulations. We believe that we have structured our Web sites to comply with these laws and regulations. However, if these laws and regulations are changed, or if new laws or regulations are enacted, these events could prohibit or substantially alter the content we provide on our Web sites. Moreover, such events could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Corporate Control and Our Stock Price

Our Ownership is Heavily Concentrated.

At March 31, 2006, approximately 42.7% of our outstanding common stock was beneficially owned by our officers and directors, including Peter C. Morse, a director and our largest shareholder, who beneficially owns approximately 32.1% of our outstanding common stock. As a result, our officers and directors will be able to exercise significant control over all matters requiring shareholder approval. In particular, these controlling shareholders will have the ability to elect all of our directors and approve or disapprove significant corporate transactions. This control could be used to prevent or significantly delay another company or person from acquiring or merging with us, and could inhibit our liquidity and affect trading in our common stock.

Our Results of Operations May Fluctuate Significantly.

Our results of operations are difficult to predict and may fluctuate significantly in the future as a result of several factors, many of which are beyond our control. These factors include:

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changes in fees paid by advertisers;

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traffic levels on our Web sites, which can fluctuate significantly;

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changes in the demand for Internet products and services;

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changes in fee or revenue-sharing arrangements with our distribution partners;

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our ability to enter into or renew key distribution agreements;

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the introduction of new Internet advertising services by us or our competitors;

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changes in our capital or operating expenses;

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changes in interest rates;

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general economic conditions; and

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changes in banking or other laws that could limit or eliminate content on our Web sites.

Our future revenue and results of operations are difficult to forecast due to these factors. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on past periods as indicators of future performance.

In future periods, our results of operations may fall below the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

Our Stock Price May Continue to be Volatile.

Our common stock has experienced substantial price volatility, particularly as a result of variations between our actual financial results and the published expectations of analysts. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, or significant transactions can cause changes in our stock price. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our common stock in the future.

Risks Related to the Offering

Our Common Stock Price May be Volatile, Which Could Cause the Value of an Investment in our Shares to Decline.

The realization of any of the risks described in this “Risk Factors” section or other unseen risks could have an adverse effect on the market price of our common stock. As a result, investors who purchase shares of our common stock in this offering may experience a decrease, which could be substantial, in the value of those shares. In addition to factors affecting our business, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock notwithstanding our operating performance. In addition, our operating results could be below the expectations of public analysts and investors, and, in response, the market price of our common stock could decrease significantly.

The Sale of our Shares in this Offering or Future Sales of our Shares Could Depress the Market Price of our Common Stock.

As of April 24, 2006, the number of shares of our outstanding common stock freely tradeable on the Nasdaq National Market and not owned by our officers, directors or other affiliates was approximately 9,876,235 shares. Following this offering, there will be approximately 17,992,865 shares of our common stock outstanding. The common stock shares being sold in this offering will be freely transferable without restriction under the Securities

Act of 1933, as amended, by persons other than our affiliates. We and certain of our executive officers and directors, including the selling stockholders, are subject to “lock-up” agreements under which they have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Credit Suisse Securities (USA) LLC. The lock-up agreements contain exceptions for common stock acquired in the open market. When the lock-up period expires, substantially all of the shares held by our affiliates will be eligible for sale in the public market, subject to compliance with the manner-of-sale, volume and other limitations of Rule 144 of the Securities Act of 1933, as amended. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We May Issue Additional Equity Securities, Which Would Lead to Dilution of our Issued and Outstanding Common Stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of our existing stockholders’ equity interest. Our board of directors has the authority to issue, without the vote or action of stockholders, up to 10,000,000 shares of preferred stock, and has the ability to fix the rights, preferences, privileges and restrictions of such preferred stock. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. As of April 24, 2006, we had no shares of preferred stock outstanding. Our board of directors has no present intention of issuing any preferred stock, but reserves the right to do so in the future.

If Securities Analysts do not Publish Research or Reports About our Business or if They Downgrade our Stock or our Sector, the Price of our Stock Could Decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot control what these analysts publish. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Because our Management will have Broad Discretion Over the Use of the Net Proceeds from this Offering, You May Not Agree With How We Use Them and the Proceeds May Not Be Invested Successfully.

We intend to use the net proceeds from this offering for general corporate purposes, and therefore, our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return from our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed under the section “Risk Factors”, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

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the willingness of our advertisers to advertise on our Web sites;

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interest rate volatility;

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our ability to establish and maintain distribution arrangements;

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our ability to integrate the business and operations of companies that we have acquired, and those we may acquire in the future;

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our need and our ability to incur additional debt or equity financing;

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the effect of unexpected liabilities we assume from our acquisitions;

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the impact of resolution of lawsuits to which we are a party;

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the willingness of consumers to accept the Internet as a medium for obtaining financial product information;

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increased competition and its effect on our Web site traffic, advertising rates, margins, and market share;

•

our ability to manage traffic on our Web sites and service interruptions;

•

our ability to protect our intellectual property;

•

the effects of facing liability for content on our Web sites;

•

legislative or regulatory changes;

•

the concentration of ownership of our common stock;

•

the fluctuations of our results of operations from period to period;

•

the strength of the U.S. economy in general;

•

the accuracy of our financial statement estimates and assumptions;

•

the effect of changes in the stock market and other capital markets;

•

technological changes;

•

changes in monetary and fiscal policies of the U.S. Government;

•

changes in consumer spending and saving habits;

•

changes in accounting principles, policies, practices or guidelines;

•

other risks described from time to time in our filings with the SEC; and

•

our ability to manage the risks involved in the foregoing.

However, other factors besides those listed above, or referred to under “Risk Factors”, or otherwise discussed in this prospectus supplement, also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $90.7 million ($90.9 million if the underwriters’ over-allotment option is exercised in full and assuming that the selling stockholders sell an additional 345,892 shares, and we sell an additional 5,991 shares, pursuant to such option) based on a price to the public of $48.25 per share and after payment of estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of common stock being sold by selling stockholders in this offering, including any shares of our common stock sold by selling stockholders if the underwriters exercise their over-allotment option.

We currently intend to use the net proceeds from the sale of the common stock offered under this prospectus supplement and the accompanying prospectus for general corporate purposes, including to fund future acquisitions of complementary products, technologies or companies. We have no current agreements or commitments with respect to any such acquisition. The timing and amount of our actual expenditures will be based on many factors, including our ability to identify products, technologies or companies to acquire, and to negotiate and enter into definitive agreements with respect to any future acquisition. We will not receive any proceeds from the sale of common stock by any selling stockholders.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the stock symbol “RATE.”

The prices per share reflected in the table below represent, for the periods indicated, the range of highest and lowest closing prices for our common stock on the Nasdaq National Market.

	High	Low

Year ended December 31, 2004
First quarter	$19.92	$12.12
Second quarter	20.30	8.46
Third quarter	11.80	7.01
Fourth quarter	16.00	9.25

Year ended December 31, 2005
First quarter	$20.16	$13.10
Second quarter	20.14	12.41
Third quarter	28.56	20.17
Fourth quarter	34.01	23.95

Year ending December 31, 2006
First quarter	$43.56	$28.91
Second quarter (through to May 4, 2006)	49.71	42.33

The closing sale price of our common stock on the Nasdaq National Market on May 4, 2006 was $48.94 per share.

The number of shareholders of record of our common stock as of April 13, 2006, was 3,889.

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of March 31, 2006:

•

on an actual basis; and

•

on an as adjusted basis to give effect to the sale of 2,000,000 shares of common stock by us in this offering at a price to public of $48.25 per share and the issuance of 100,000 shares of our common stock pursuant to the exercise of stock options by the selling stockholders immediately prior to, and to be offered by them, in the offering, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2006
	Actual	As Adjusted

Cash and cash equivalents	$4,431,496	$95,994,846
Stockholders’ Equity:
Preferred stock, 10,000,000 shares authorized and undesignated	—	—
Common stock, par value $.01 per share – 100,000,000 shares authorized; 15,890,468 shares issued and outstanding, actual; and 17,990,468 shares issued and outstanding, as adjusted	158,905	179,905
Additional paid-in capital	73,502,185	165,044,535
Accumulated deficit	(15,945,344)	(15,945,344)
Total stockholders’ equity	57,715,746	149,279,096
Total capitalization	$57,715,746	$149,279,096

The number of shares of common stock outstanding is based on 15,890,468 shares of our common stock outstanding as of March 31, 2006, and excludes (a) the sale of up to 351,883 shares of our common stock, which the underwriters have the option to purchase from us and the selling stockholders to cover over-allotments, and (b) 2,841,605 shares of our common stock reserved for issuance upon exercise of outstanding options under our stock incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with the financial statements and notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement. The statement of operations data for the years ended December 31, 2005, 2004 and 2003, and the balance sheet data as of December 31, 2005, 2004 and 2003, are derived from, and are qualified by reference to, the financial statements of Bankrate, Inc. which financial statements have been audited by KPMG LLP, independent registered public accounting firm and are incorporated by reference in this prospectus supplement and accompanying prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Year Ended December 31,
	2005(A)	2004	2003
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Online publishing	$43,296	$33,942	$31,368
Print publishing and licensing	5,753	5,262	5,253
Total revenue	49,049	39,204	36,621
Cost of revenue:
Online publishing	7,389	5,535	4,514
Print publishing and licensing	5,346	4,359	4,044
Total cost of revenue	12,735	9,894	8,558
Gross margin	36,314	29,310	28,063
Operating expenses:
Sales	3,683	4,187	5,040
Marketing	5,923	6,357	5,496
Product development	2,457	2,406	2,271
General and administrative	9,035	6,667	5,813
Legal settlements	—	510	—
Severance charge	—	260	—
Depreciation and amortization	895	743	681
	21,993	21,130	19,301
Income (loss) from operations	14,321	8,180	8,762
Other income (expense), net	933	410	243
Gain on insurance proceeds	220	—	—
Gain on early extinguishment of debt	—	—	—
Income (loss) before income taxes	15,474	8,590	9,005
Income tax (provision) benefit	(5,800)	4,766	3,100
Net income (loss)	$9,674	$13,356	$12,105
Basic and diluted net income (loss) per share:
Basic	$0.61	$0.87	$0.84
Diluted	$0.57	$0.84	$0.79
Weighted average common shares outstanding:
Basic	15,809,259	15,438,097	14,473,151
Diluted	16,922,218	15,975,382	15,299,734

Balance Sheet Data:
Cash and cash equivalents	$3,480	$27,735	$20,874
Working capital	9,809	33,628	23,898
Intangible assets, net	11,652	206	—
Goodwill	30,035	—	—
Total assets	62,553	46,007	28,983
Subordinated note payable	—	—	—
Total stockholders’ equity	52,853	42,334	24,925

——————

(A)

Includes the acquired operations of Wescoco LLC (d/b/a FastFind) and Mortgage Market Information Services, Inc. and Interest.com as of and for the period from December 1, 2005 to December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

Management’s discussion and analysis (“MD&A”) provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operation and should be read in conjunction with our consolidated financial statements and notes thereto included in this Annual Report.

This MD&A section contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Special Note Regarding Forward-Looking Statements and the Risk Factors section of this prospectus supplement for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements. However, other factors besides those listed in Risk Factors or discussed in this prospectus supplement and accompanying prospectus also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Overview

Bankrate, Inc. (the “Company” or “Bankrate”) owns and operates an Internet-based consumer banking marketplace. Our flagship site, Bankrate.com, is the Web’s leading aggregator of information on more than 300 financial products including mortgages, credit cards, new and used automobile loans, money market accounts, certificates of deposit, checking and ATM fees, home equity loans and online banking fees. Additionally, we provide financial applications and information to a network of distribution partners and also through national and state publications. Bankrate.com provides the tools and information that can help consumers make better financial decisions. We regularly survey approximately 4,800 financial institutions in more than 575 markets in all 50 states in order to provide the most current objective, unbiased information. Hundreds of print and online partner publications depend on Bankrate.com as the trusted source for financial rates and information.

Thirty years ago, we began as a print publisher of the newsletter Bank Rate Monitor. Our rate tables provide, at no cost to the consumer, a detailed list of institutions by market and include relevant details to help consumers compare products.

We continue to enhance our offerings in order to provide Bankrate.com users with the most complete experience. Features such as financial calculators and email newsletters allow users to interact with our site. Our Rate Trend Index is a weekly poll of industry insiders designed to help consumers forecast interest rate trends. We also have broadened our offerings to include channels on investing, taxes, small business and financial advice. Each channel offers a unique look at its particular topic. Bankrate.com users can find advice and tips from the Tax channel, obtain business ideas from the Small Business channel and ask a financial expert a question in the Advice channel.

We believe that the recognition of our research as a leading source of independent, objective information on banking and credit products is essential to our success. As a result, we have sought to maximize distribution of our research to gain brand recognition as a research authority. We are seeking to build greater brand awareness of our Web site and to reach a greater number of online users. Bankrate.com had over 46 million unique visitors in 2005, according to Omniture.

We operate a traditional media business on the Internet. We have a high quality, poised-to-transact audience that has been educated by us and is ready to do business with our advertisers. We are the number one site for financial information and advice according to comScore Media Metrix. We sell graphic advertisements and hyperlinks on our Web site, we publish rates and sell advertisements in metropolitan newspapers, and we license our rates and editorial content.

We believe our potential market is enormous and is still in the early growth stages of consumer awareness of the Internet as a personal finance tool. Financial institutions are still in the early stages of adopting the Internet for advertising products and customer acquisition. Their online advertising spending is still a very small percentage of their overall advertising budgets.

We compete for Internet advertising revenues with the personal finance sections of general interest sites such as Yahoo! Finance, AOL Personal Finance and MSN Money; personal finance destination sites such as The Motley Fool, CBS MarketWatch, SmartMoney.com, Kiplinger.com and CNNMoney.com; e-commerce oriented sites that include banking and credit products such as LendingTree and Pricegrabber; lead aggregators such as LowerMyBills, iHomeowners and NexTag; Print mortgage table sellers like National Financial News Service; rate listing sites such as MonsterMoving, realtor.com, Informa Research Services and Checkinterestrates.com/CarsDirect; and key word cost-per-click advertising sites/networks such as Google, Yahoo! Search Marketing, Ask Jeeves and MIVA. Our traffic has grown from 700,000 unique visitors per month in early 2000 to 4 million unique visitors per month in 2005 according to Omniture.

The key drivers to our business are the number of advertisers on our Web site and the number of consumers visiting our Web site or page views. We added over 60 new graphic advertisers and over 180 new hyperlink advertisers in 2005. The number of advertisers has grown from approximately 320 in 2001 to over 390 in 2005. During 2005, graphic advertisements were purchased by an average of 48 monthly graphic advertisers compared to 73 in 2004 and 63 in 2003. During 2005, there were an average of approximately 355 hyperlink advertisers each month compared to 485 during 2004 and 585 during 2003. The new cost-per-click (“CPC”) pricing structure, launched on October 1, 2005, does not rely on the quantity of advertisers as it did with the flat-fee model but rather on page view traffic. Page views have grown from 237 million in 2001 to 426 million in 2005.

We have improved our gross margin from 71% in 2001 to 74% in 2005, and have reduced other operating expenses (excluding barter expense, legal settlement charges and severance charges) as a percentage of total revenue (excluding barter revenue) from 71% in 2001 to 40% in 2005. Our income before income taxes (excluding legal settlement charges and severance charges) as a percentage of total revenue (excluding barter revenue) has grown to 32% in 2005.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the period. We base our judgments, estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We evaluate our judgments, estimates and assumptions on a regular basis and make changes accordingly. We believe that the judgments, estimates and assumptions involved in the accounting for income taxes, the allowance for doubtful accounts receivable and legal contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Below we discuss the critical accounting estimates associated with these policies. Historically, our judgments, estimates and assumptions relative to our critical accounting policies have not differed materially from actual results. For further information on our critical accounting policies, see the discussion in the section titled “Results of Operations and Critical Accounting Policies” below, and Note 2 of our Notes to Consolidated Financial Statements, incorporated by reference into this prospectus supplement and accompanying prospectus.

Income Taxes

As required by Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, we recognize tax assets on the balance sheet if it is more likely than not that they will be realized on future tax returns. Until the third quarter of 2003, we had provided a full valuation allowance against accumulated deferred tax assets, reflecting the uncertainty associated with our future profitability. In the fourth quarter of 2003 management reassessed the valuation allowance previously established against deferred tax assets. Factors considered included:

historical results of operations, volatility of the economic and interest rate environment and projected earnings based on current operations. Based on this evidence, we concluded that it was more likely than not that a portion of the deferred tax assets would be realized and, accordingly, released $3,400,000 of the valuation allowance, which resulted in an income tax benefit of approximately $3,100,000.

During the quarters ended March 31, June 30, and Sept 30, 2004, we continued to evaluate the need for a valuation allowance against the deferred tax asset. We completed our business planning process during the fourth quarter of 2004, which included the following strategic initiatives for 2005: the enhancement of our quality control process and procedures; the re-design of our Web site; the execution of exclusive advertising contracts with two mortgage lead aggregators; broadening the breadth and depth of our products and services; a reorganization of our advertising sales force; and the migration to a cost-per-click revenue model on our rate tables. Considering these strategic initiatives and their impact on future earnings potential, we concluded that it is more likely than not that we will generate sufficient taxable income in future periods to realize the entire deferred tax asset. At December 31, 2004, we reversed the remaining $9,400,000 valuation allowance resulting in an income tax benefit of $4,800,000 and a net deferred tax asset of $11,400,000. The realization of the deferred tax asset depends on our ability to continue to generate taxable income in the future. If we determine that we will not be able to realize all or a portion of the deferred tax asset in the future, an adjustment to the deferred tax asset will be charged against earnings in the period such determination is made. The income tax benefit relating to stock options exercised in 2005 and 2004 was approximately $446,000 and $3,170,000, respectively, which was allocated to stockholders’ equity.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. As of December 31, 2005, our allowance increased as the customer base associated with the acquisitions made during 2005 are different than our traditional customers. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses.

Legal Proceedings

In July 2000, we sold our former wholly owned subsidiary, Pivot, for $4,350,000 in cash. In connection with the sale, we agreed to indemnify the buyer for liability of up to $1,000,000 in connection with a litigation matter between Pivot and its co-founders and former owner. In March 2001, the case was dismissed based on a technical deficiency. In August 2001, the plaintiff re-filed the complaint. On October 8, 2004, we were notified that the buyer settled the litigation matter, effective October 1, 2004, and we reimbursed the buyer $390,000 under the indemnity. The $390,000 was recorded in the quarter ended September 30, 2004 as a legal settlement charge.

In February 2005, we settled a contractual dispute with a former Internet and co-location facility provider for $120,000. This amount is included in legal settlements in the accompanying statement of operations for the year ended December 31, 2004.

In March 2002, American Interbanc Mortgage, LLC (“AI”), a mortgage lender that advertised on Bankrate.com (the “Web site”), filed suit in the Superior Court of California against several of AI’s competitors (not including us) who also advertised on the Web site for:

(i)

false advertising under the federal Lanham Act:

(ii)

common law unfair competition: and

(iii)

violations of certain sections of the California Business and Professions Code.

In August 2002, we declined to renew AI’s advertising contract. In December 2002, AI filed a First Amended Complaint (the “Amended Complaint”), adding us as a defendant, and asserting an additional claim for an alleged violation of the Cartwright Act, California’s antitrust law, alleging that we conspired with all of the co-defendants (various mortgage lenders and mortgage brokers) to allow them to engage in allegedly false advertising on the Web site while also precluding AI from advertising on the Website. The Amended Complaint sought an undisclosed sum of monetary damages, restitution of profits, compensation acquired as a result of the allegedly wrongful conduct, attorney’s fees, costs, and injunctive relief. We filed a special motion to strike the Amended Complaint under California’s anti-SLAPP (Strategic Lawsuits Against Public Participation) statute, contending that:

(i)

AI’s claims against us were all based on publishing decisions protected by the First Amendment of the United States Constitution and its counterpart in the California Constitution; and

(ii)

AI could not establish a probability of success on the merits of its claims.

We also filed a demurrer to the Amended Complaint, contending that it failed to state facts constituting a valid cause of action against the Company. AI filed motions:

(i)

for a preliminary injunction against us, seeking an order requiring us to publish AI’s advertisements and to cease publishing the alleged false advertisements of AI’s competitors, and

(ii)

seeking sanctions against us for having filed an allegedly “frivolous” anti-SLAPP motion.

By Orders dated April 24, and May 22, 2003, the trial court:

(i)

denied our anti-SLAPP motion,

(ii)

granted our demurrer as to AI’s common law unfair competition claim, but otherwise overruled the demurrer,

(iii)

denied AI’s motion for a preliminary injunction, and

(iv)

denied AI’s motion for sanctions.

On May 22, 2003, we appealed the order denying its anti-SLAPP claim, and AI, among other things, appealed the order denying its motion for preliminary injunction. The Court of Appeal of the State of California, Fourth Appellate District, affirmed the various appeals and denied all relief requested. On January 15, 2004, AI filed its Second Amended Complaint asserting five counts, including claims for:

(i)

false advertising under the Lanham Act, against all defendants,

(ii)

restraint of trade under the Cartwright Act, against all defendants,

(iii)

intentional interference with economic relations, against defendants other than us,

(iv)

intentional interference with prospective economic advantage, against some defendants but no longer against us, and

(v)

false advertising and unfair trade practices, against all defendants.

The Second Amended Complaint seeks unspecified damages, including treble damages, interest, attorney’s fees, and costs, disgorgement of property and profits allegedly wrongfully acquired, restitution, an accounting, and injunctive relief.

On December 20, 2004, we received a Statement of Damages (the “Statement”) by which AI, for the first time, indicated the amount of damages it allegedly seeks. In the Statement AI states, without factual explanation, that it “is informed and believes that its damages are not less than $16.5 million,” allegedly “incurred as a proximate result of [all] defendants’ wrongful conduct.” AI seeks to have those damages trebled and also seeks “reasonable attorney’s fees pursuant to 15 U.S.C. Section 1117(b) and California Business and Professions Code Section 16750(a),” and costs. In connection with the causes of action for intentional interference with economic relations and prospective economic advantage, AI in its Statement “reserves the right to seek not less than $33 million in punitive damages when it seeks a judgment” in the action. We believe that all of AI’s claims against it are factually and legally without merit.

We will continue to vigorously defend itself against all of AI’s claims. We have filed two motions for summary adjudication. The first seeks summary adjudication of AI’s false advertising causes of action. The second seeks summary adjudication of AI’s conspiracy in restraint of trade causes of action. The motions are scheduled for hearing by the Court on April 4, 2006, and April 25, 2006, respectively. Trial of the matter is currently scheduled to begin on May 30, 2006. Currently, the outcome of this matter is uncertain. We cannot estimate at this time, the amount of loss, if any, which could result from an adverse resolution of this litigation.

Significant Developments

On January 1, 2004, G. Cotter Cunningham, the Company’s Senior Vice President and Chief Operating Officer, entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. Cunningham is entitled to receive an annual base salary as stipulated in the employment agreement, and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Cunningham agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Cunningham agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. Cunningham’s termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On January 1, 2004, Robert J. DeFranco, then the Company’s Senior Vice President and Chief Financial Officer, and currently the Company’s Senior Vice President of Finance, entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. DeFranco is entitled to receive an annual base salary as stipulated in the employment agreement, and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. DeFranco agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. DeFranco agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. DeFranco’s termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to one year’s base salary at the then- current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On June 21, 2004, Thomas R. Evans, was appointed President and Chief Executive Officer and entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. Evans is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria, and a guaranteed bonus of at least $50,000 for 2004. Under the terms of the employment agreement, Mr. Evans agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Evans agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. Evans’ termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. Evans was also granted options to purchase 600,000 shares of the Company’s common stock at $8.46, the fair market value on the date of grant. The options have a seven year term and vest as follows: 200,000 shares on July 1, 2005; and 16,666.667 shares on the first day of each month beginning August 1, 2005 and ending July 1, 2007. On October 26, 2004, Mr. Evans was granted options to purchase 500,000 shares of the Company’s common stock at $10.01, the fair market value on the date of grant. The options have a seven year term and vest as to all 500,000 shares five years from the date of grant. Vesting accelerates if, at any point during the term of the option, the fair market value of the Company’s common stock is at or above the following incremental thresholds for ninety consecutive trading days; $20.00 - 100,000 shares; $22.50 - 50,000 shares; $25.00 - 75,000 shares; $27.50 - 50,000 shares; $30.00 - 75,000 shares; $32.50 - 75,000 shares; $35.00 - 75,000 shares.

On July 15, 2004, Bruce J. Zanca, was appointed Senior Vice President and Chief Communications/Marketing Officer and entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. Zanca is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria, and a guaranteed bonus of $30,000 for 2004. Under the terms of the employment agreement, Mr. Zanca agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Zanca agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. Zanca’s termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. Zanca was also granted options to purchase 150,000 shares of the Company’s common stock at $8.11, the fair market value on the date of grant. The options have a seven year term and vest as follows: 37,500 shares on July 15, 2005; and 3,125 shares on the first day of each month beginning August 1, 2005 and ending July 15, 2008.

On August 10, 2004, the Company and its former President and CEO (“former CEO”) entered into a Separation and General Release Agreement (the “Separation Agreement”) pursuant to the terms of an Executive Employment Agreement dated April 27, 2002 (the “Executive Employment Agreement”). The Separation Agreement provided, among other things, that the former CEO (i) resign as a director of the Company as of August 10, 2004; (ii) release and forever discharge the Company from any and all claims the former CEO had or may have against the Company; (iii) the former CEO’s last day as an employee of the Company was extended until October 21, 2004; (iv) on August 19, 2004, the Company paid the former CEO $125,000, subject to standard withholdings and deductions for the payment of certain of the former CEO’s legal fees; (v) on August 19, 2004, the Company paid $54,207, subject to standard withholdings, for accrued vacation pay; (vi) on August 19, 2004, the Company paid $10,000 to a third party for outplacement and transitional counseling services; (vii) on August 19, 2004, the Company paid for the former CEO’s unpaid and reasonably approved business expenses; (viii) the Company will provide the former CEO with certain health insurance benefits through June 21, 2005 in accordance with the terms of the Executive Employment Agreement, and (ix) on October 21, 2004, the Company paid the former CEO $125,000, subject to standard withholdings.

In September 2004, two major hurricanes made landfall within 30 miles north of the Company’s North Palm Beach, Florida office facility, resulting in periods of power outages and significant property damage throughout the region. The Company’s contingency and disaster recovery plans were activated which allowed for the continued, uninterrupted operation of Bankrate.com during the recovery periods. Significant damage to the roof of the office building resulted in the loss of certain furniture, fixtures, equipment and leasehold improvements. The majority of the losses were covered by insurance for which the Company filed a claim. As a result, a $241,000 insurance claim receivable was recorded as of December 31, 2004.

On October 4, 2004, Steve Horowitz, was appointed Vice President and Publisher and entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. Horowitz is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria, and a guaranteed bonus of $50,000 for 2004 and of at least $30,000 for the first quarter of 2005. Under the terms of the employment agreement, Mr. Horowitz agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Horowitz agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. Horowitz’ termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to six month’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable three months after the termination date; and one-third payable six months from the termination date. Mr. Horowitz was also granted options to purchase 100,000 shares of the Company’s common stock at $10.30, the fair market value on the date of grant. The options have a seven year term and vest as follows: 25,000 shares on October 25, 2005; and 2,083.333 shares on the first day of each month beginning November 1, 2005 and ending October 25, 2008.

On January 22, 2005 and January 25, 2005, we entered into exclusive agreements with LowerMyBills, Inc. and iHomeowners, Inc., respectively. Under the terms of the agreements, we ran graphic advertisements from these companies on our home page, mortgage and refinance channels, calculators, and other areas of the Bankrate Web site on a category exclusive basis, at agreed-upon CPM’s. We also participated in a performance-based revenue sharing opportunity with each of the companies. The agreements with these companies terminated December 31, 2005. On January 1, 2006, the Company entered into a new agreement with LowerMyBills, Inc. under similar terms and that continues until March 31, 2006.

On April 1, 2005, we previewed a redesigned Web site and added two channels. The new Web site included a new user interface and navigation architecture intended to provide a better experience for consumers and advertisers and an enhanced rate search process with the ability to sort and compare mortgage lenders and rates. The redesigned Web site also increased the number of Internet Advertising Bureau (IAB) compliant ad formats, which allowed us greater flexibility and opportunity of advertisers. In connection with the redesigned Web site, we added two new channels: a College Finance editorial channel and a Debt Management (sub-prime/problem credit). On May 2, 2005, we fully launched the redesigned Web site.

On April 20, 2005, we added 174 new local markets. The expanded research offerings increased our market position in terms of the number of local markets covered and financial products researched for the benefit of consumers.

On May 23, 2005, Lynn Varsell, was appointed Vice President-Publisher and entered into an employment agreement with the Company. Under the terms of the employment agreement, Ms. Varsell is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Ms. Varsell agrees to assign to the Company all of her copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of her employment and for a period of six months thereafter, Ms. Varsell agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Ms. Varsell’s termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to six months’ base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable three months after the termination date; and one-third payable six months from the termination date. Ms. Varsell was also granted options to purchase 50,000 shares of the Company’s common stock at $17.13, the fair market value on the date of grant. The options have a seven-year term and vest as follows: 12,500 shares on May 23, 2006; and 1,041.667 shares on the first day of each month beginning April 1, 2006 and ending May 23, 2009.

On May 31, 2005, Daniel P. Hoogterp, was appointed Senior Vice President-Chief Technology Officer and entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. Hoogterp is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria, and a guaranteed bonus of $50,000 for 2005 that was paid in the first quarter of 2006. Under the terms of the employment agreement, Mr. Hoogterp agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of six months thereafter, Mr. Hoogterp agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. Hoogterp’ termination of employment for certain reasons (i.e., without cause or resignation for good reason), the Company agrees to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. Hoogterp was also granted options to purchase 80,000 shares of the Company’s common stock at $18.26, the fair market value on the date of grant. The options have a seven-year term and vest as follows: 20,000 shares on May 31, 2006; and 1,666.667 shares on the first day of each month beginning April 1, 2006 and ending May 31, 2009.

On October 1, 2005, we launched a new pay-for-performance pricing structure for our interest rate table (hyperlink) advertising business. The new pricing structure is a CPC model whereby advertisers will now pay us each time a visitor to our Web site clicks on a rate table listing. Prior to this launch, advertisers paid a flat monthly fee for their hyperlink. Beginning in the quarter ending December 31, 2005, we saw an increase in hyperlink revenue of 35% from the same quarter in 2004.

On October 24, 2005, a major hurricane passed through the North Palm Beach, Florida area resulting in a power outage and minor damage to our office facility. Our contingency and disaster recovers plans were activated which allowed for the continued, uninterrupted operation of Bankrate.com during the recovery period. The majority of the losses and additional expenses incurred are covered by insurance for which we have filed a claim.

On November 3, 2005, we entered into a Lease (the “lease”) with Gardens Plaza Investors, LLC, for approximately 21,000 square feet of office space on the first and second floors of Golden Bear Plaza, West Tower, 11760 US Highway One, North Palm Beach, Florida. The initial lease term is for 10 years with an option to renew for one additional 5-year term. The lease calls for initial total annual rent of approximately $452,000, includes a 3.5% annual escalation clause, and is contingent on us terminating the existing sublease dated November 18, 2004 on our existing office space. This space will replace our existing office space on the fifth floor of Golden Bear Plaza of approximately 12,400 square feet with total annual rent of approximately $303,000. We paid approximately $67,000 to be held as a refundable security deposit.

On November 30, 2005, we completed the acquisition of Wescoco LLC, a Delaware limited liability company d/b/a “FastFind” (“FastFind”) for $10 million in cash, subject to final Closing Date Net Working Capital adjustments under section 3.03 of the Agreement and Plan of Merger dated November 20, 2005. We paid $7 million in cash to the FastFind members and $3 million was placed in escrow to satisfy certain indemnification obligations of the FastFind members. Results of operations from December 1, 2005 to December 31, 2005 are included in our consolidated financial statements.

On December 1, 2005, we completed the acquisition of Mortgage Market Information Services, Inc., an Illinois corporation, and Interest.com, Inc., an Illinois corporation (“Interest.com” and collectively with Mortgage Market Information Services, Inc., “MMIS”), for $30 million in cash, subject to final Closing Date Equity adjustments under section 3.03 of the Agreement and Plan of Merger dated November 20, 2005. We paid $26 million on December 8, 2005, $1 million on January 5, 2006, and $3 million was placed in escrow to satisfy certain indemnification obligations of MMIS’s shareholder. Results of operations from December 1, 2005 to December 31, 2005 are included in our consolidated financial statements.

On April 3, 2006, Edward J. DiMaria was appointed Senior Vice President-Chief Financial Officer and entered into an employment agreement with the Company. Under the terms of the employment agreement, Mr. DiMaria is entitled to receive an annual base salary of $220,000, which may be increased annually, and an annual bonus contingent on achieving certain performance criteria. Mr. DiMaria’s annual bonus target award for 2006 is $125,000. Under the terms of the employment agreement, Mr. DiMaria agrees to assign to the Company all of his copyrights, trade secrets and patent rights that relate to the business of the Company. Additionally, during the term of his employment and for a period of one year thereafter, Mr. DiMaria agrees not to compete with the Company and not to recruit any of the Company’s employees. Upon Mr. DiMaria’s termination of employment for certain reasons (e.g., without cause or in the Company’s sole discretion upon thirty days notice), the Company agrees to pay a separation payment equal to 12 months’ base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months after the termination date. Mr. DiMaria was also granted options to purchase 150,000 shares of the Company’s common stock, subject to the Company’s Board of Directors’ approval. The options will vest in accordance with the Company’s 1999 Equity Compensation Plan.

Results of Operations and Critical Accounting Policies

The following is our analysis of the results of operations for the periods covered by our financial statements, including a discussion of the accounting policies and practices (revenue recognition, allowance for doubtful accounts and valuation of deferred tax assets) that we believe are critical to an understanding of our results of operations and to making the estimates and judgments underlying our financial statements. This analysis should be read in conjunction with our financial statements, including the related notes to the financial statements. Other accounting policies are contained in Note 2 to the financial statements incorporated by reference in this prospectus supplement and accompanying prospectus. A detailed discussion of our accounting policies and procedures is set forth in the applicable sections of this analysis.

The following table displays our results for the respective periods expressed as a percentage of total revenue.

	Year Ended December 31,
	2005	2004	2003
Statement of Operations Data
Revenue:
Online publishing	88%	87%	86%
Print publishing and licensing	12	13	14
Total revenue	100	100	100
Cost of revenue:
Online publishing	15	14	12
Print publishing and licensing	11	11	11
Total cost of revenue	26	25	23
Gross margin	74	75	77
Operating expenses:
Sales	8	11	14
Marketing	12	16	15
Product development	5	6	6
General and administrative	18	17	16
	Year Ended December 31,
	2005	2004	2003

Legal settlements	—	1	—
Severance charge	—	1	—
Depreciation and amortization	2	2	2
	45	54	53
Income from operations	29	21	24
Other income, net	2	1	1
Gain on insurance proceeds	1	—	—
Income before income taxes	32	22	25
Income tax (expense) benefit	(12)	12	8
Net income	20%	34%	33%

Revenue
	Total Revenue Year Ended December 31,
	2005	2004	2003

Online publishing	$43,296,384	$33,942,241	$31,368,392
Print publishing and licensing	5,752,647	5,262,020	5,253,099
	$49,049,031	$39,204,261	$36,621,491

Online Publishing Revenue

We sell graphical advertisements on our Web site (including co-branded sites) consisting of banner, badge, billboard, poster and skyscraper advertisements. These advertisements are sold to advertisers according to the cost per thousand impressions, or CPM, the advertiser receives. The amount of advertising we sell is a function of (1) the number of visitors to our Web site, (2) the number of ad pages we serve to those visitors, (3) the number of advertisements per page, and (4) the capacity of our sales force. Advertising sales are invoiced monthly at amounts based on specific contract terms. When the number of impressions over the contract term is guaranteed, the monthly invoiced amount is based on the monthly contractual number of impressions to be delivered at the contractual price, or CPM. Revenue is recognized monthly based on the actual number of impressions delivered, and the revenue corresponding to any under-delivery is deferred as unearned income on the balance sheet and is recognized later when the under-delivery is served. When the number of impressions over the contract term is not guaranteed, the monthly invoiced amount is determined and revenue is recognized based on the actual number of impressions delivered at the contractual price or CPM. Additionally, we generate revenue on a “per action” basis (i.e., a purchase or completion of an application) when a visitor to our Web site transacts with one of our advertisers after viewing an advertisement. Revenue is recognized monthly based on the number of actions reported by the advertiser, subject to our verification. We are also involved in revenue sharing arrangements with our online partners where the consumer uses co-branded sites hosted by us. Revenue is effectively allocated to each partner based on the percentage of advertisement views at each site. The allocated revenue is shared according to distribution agreements. Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. We also sell hyperlinks (interest rate table listings) to various third-party Internet sites that generate a fixed monthly fee, which is recognized in the month earned. We also sell text links on our rate pages to advertisers on a CPC basis. Advertisers enter an auction bidding process on a third-party Web site for placement of their text link based on the amount they are willing to pay for each click though to their Web site. We recognize revenue monthly for each text link based on the number of clicks at the CPC contracted for during the auction bidding process. On October 1, 2005, we launched a new pay-for-performance pricing structure for our interest rate table (hyperlink) advertising business. The new pricing structure is a CPC model whereby advertisers will now pay us each time a visitor to our Web site clicks on a rate table listing. Prior to this launch, advertisers paid a flat monthly fee for their hyperlink.

Online publishing revenue also includes barter revenue, which represents the exchange of advertising space on our Web site for reciprocal advertising space or traffic on other Web sites. Barter revenues and expenses are recorded at the fair market value of the advertisements delivered or received, whichever is more determinable in the circumstances. We follow the accounting literature provided by EITF 99-17, Accounting for Advertising Barter Transactions. In accordance with EITF 99-17, barter transactions have been valued based on similar cash transactions which have occurred within six months prior to the date of the barter transaction. Revenue from barter transactions is recognized as income when advertisements are delivered on our Web site. Barter expense is recognized when our advertisements are run on the other companies’ Web sites, which is typically in the same period barter revenue is recognized. If the advertising impressions are received from the customer prior to our delivering the advertising impressions, a liability is recorded. If we deliver advertising impressions to the other companies’ Web sites prior to receiving the advertising impressions, a prepaid expense is recorded. No prepaid expense or liability was recorded at December 31, 2005 and 2004. Barter revenue was approximately $2,254,000, $3,088,000 and $3,164,000 and represented approximately 5%, 8% and 9% of total revenue, respectively, for the years ended December 31, 2005, 2004 and 2003. Barter revenue was intentionally reduced as was down $834,000, or 27% from 2004, as we focus more on monetizing our available views through paid advertising. Beginning January 1, 2006, we will no longer have barter advertising on our Web site.

	Online Publishing Revenue Year Ended December 31,
	2005		2004		2003
		YTY Change		YTY Change

Graphic advertisements	$25,177,728	54%	$16,368,024	13%	$14,436,287
Hyperlinks	15,864,968	10%	14,486,226	5%	13,768,359
Online publishing revenue, excluding barter	41,042,696	33%	30,854,250	9%	28,204,646
Barter	2,253,688	-27%	3,087,991	-2%	3,163,746
	$43,296,384	28%	$33,942,241	8%	$31,368,392

Online publishing revenue was $43,296,000, $33,942,000 and $31,368,000 in 2005, 2004 and 2003, respectively, representing annual growth rates of 28% and 8% for 2005 and 2004, respectively. Excluding barter revenue, online publishing revenue was $41,043,000, $30,854,000 and $28,205,000 in 2005, 2004 and 2003, respectively, representing annual growth rates of 33% and 9% for 2005 and 2004, respectively.

Graphic advertisement sales were $8,810,000, or 54%, higher in 2005 due to higher CPMs and an increase in page views of 37.1 million, or 9%, compared to 2004. We also sold 48.3 million, or 3%, more ads during 2005 compared to 2004. During 2005, graphic advertisements were purchased by an average of 48 monthly graphic advertisers compared to 73 in 2004.

Graphic advertisement sales were $1,932,000, or 13%, higher in 2004 due to higher CPMs, offsetting an 11.6 million, or 3%, decline in page views compared to 2003. We also sold 130.1 million, or 10%, more ads during 2004 compared to 2003. During 2004, graphic advertisements were purchased by an average of 73 graphic advertisers monthly compared to 63 in 2003.

During 2004, we sold graphic advertisements to seven mortgage lead aggregators that generated approximately 50% of our graphic advertising revenue while using approximately 60% of our available inventory. In January 2005, we entered into exclusive agreements with LowerMyBills, Inc. and iHomeowners, Inc, respectively. Under the terms of the agreements, we ran graphic advertisements from these companies on our home page, mortgage and refinance channels, calculators, and other areas of our Web site on a category exclusive basis, at agreed-upon CPMs. We also participated in a performance-based revenue sharing opportunity with each of these companies. The agreements with these companies terminated on December 31, 2005. On January 1, 2006, we entered into a new agreement with LowerMyBills, Inc. under similar terms and continues until March 31, 2006.

Hyperlink sales were $1,379,000, or 10%, higher in 2005 than in 2004 due to higher pricing during the first nine months 2005 and a conversion to a new pay-for-performance pricing structure during the last three months of 2005 even though the average number of monthly advertisers dropped by approximately 130 during 2005. During 2005, there were an average of approximately 355 advertisers each month compared to 485 during 2004. The new CPC pricing structure does not rely on the quantity of advertisers as it did with the flat-fee based model but rather on page view traffic.

Hyperlink sales were $718,000, or 5%, higher in 2004 than in 2003 due to higher pricing even though the average number of monthly advertisers dropped by approximately 100 during 2004. During 2004, there were approximately 485 advertisers on average each month compared to 585 during 2003.

A majority of our advertising customers purchase advertising under short-term contracts. Customers have the ability to stop, and have on occasion stopped, advertising on relatively short notice. Online publishing revenue would be adversely impacted if we experienced contract terminations, or if we were not able to renew contracts with existing customers or obtain new customers. The market for Internet advertising is intensely competitive and has, in the past, experienced significant downturns in demand that could impact advertising rates. Future revenue could be adversely affected if we were forced to reduce our advertising rates or if we were to experience lower CPMs.

Historically, in terms of page views, we have typically experienced a slowdown in traffic during our fourth quarter. During 2002, certain traffic initiatives and expanded commitments from our distribution partners, as well as the activity in mortgage lending caused increases in traffic inconsistent with our historical trends that continued through the third quarter of 2004. As brand awareness continues to strengthen for Bankrate.com, we believe our quarterly page views will become more consistent with a possible decline in the fourth quarter due to the holiday season.

	Page Views (Millions)
	2005	2004	2003	2002	2001
Q1	111.0	117.2	106.7	58.4	70.5
Q2	113.8	92.6	121.8	48.0	52.2
Q3	107.8	92.0	100.3	82.1	47.3
Q4	97.6	91.3	75.8	79.3	66.5
Year	430.2	393.1	404.6	267.8	236.5

Print Publishing and Licensing Revenue

Print publishing and licensing revenue represents advertising revenue from the sale of advertising in the Mortgage Guide (formerly called Consumer Mortgage Guide) rate tables, newsletter subscriptions, and licensing of research information. We charge a commission for placement of the Mortgage Guide in a print publication.

Advertising revenue and commission income is recognized when the Mortgage Guide runs in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

We also earn fees from distributing editorial rate tables that are published in newspapers and magazines across the United States, from paid subscriptions to three newsletters, and from providing rate surveys to institutions and government agencies. In addition, we license research data under agreements that permit the use of rate information we develop to advertise the licensee’s products in print, radio, television and web site promotions. Revenue for these products is recognized ratably over the contract/subscription periods.

	Print Publishing & Licensing Revenue Year Ended December 31,
	2005		2004		2003
		YTY Change		YTY Change

Mortgage Guide	$4,882,574	11%	$4,405,629	0%	$4,402,741
Editorial	870,073	2%	856,391	1%	850,358
	$5,752,647	9%	$5,262,020	0%	$5,253,099

Print publishing and licensing revenue for the year ended December 31, 2005 increased $491,000, or 9%, from 2004. We ended 2005 with 163 Mortgage Guide contracts, an increase of 135 from 2004, 107 of the contracts were the direct result of the acquisition of MMIS. Editorial sales were up 2% over 2004 reflecting the newspapers’ continuing efforts to cut costs and reduce their editorial advertising content spending.

Print publishing and licensing revenue for the year ended December 31, 2004 was essentially unchanged from the prior year. We ended 2004 with 28 Mortgage Guide contracts, the same as in 2003, continuing the lower post-refinance consumer demand. Editorial sales were up 1% over 2003 reflecting the newspapers continuing efforts to cut costs and reduce their editorial advertising content spending.

Cost of Revenue

Online Publishing Costs

Online publishing costs represent expenses directly associated with the creation of online publishing revenue. These costs include contractual revenue sharing obligations resulting from our distribution arrangements (distribution payments), editorial costs, research costs and allocated overhead. Distribution payments are made to Web site operators for visitors directed to our Web site; these costs increase proportionately with gains in traffic to our site. Editorial costs relate to writers and editors who create original content for our online publications and associates who build Web pages; these costs have increased as we have added online publications and co-branded versions of our site under distribution arrangements. These sites must be maintained on a daily basis. Research costs include expenses related to gathering data on banking and credit products and consist primarily of compensation and benefits and allocated overhead.

	Online Publishing Gross Margin Year Ended December 31,
	2005	2004	2003

Online publishing revenue, excluding barter	$41,042,696	$30,854,250	$28,204,646
Cost of online publishing revenue	7,389,089	5,534,456	4,514,023
Gross margin	$33,653,607	$25,319,794	$23,690,623
	82%	82%	84%

Online publishing costs increased $1,855,000, or 34%, over 2004. The increase in direct costs was due primarily to higher revenue sharing payments ($988,000, or 43%) to our distribution partners reflecting higher associated revenue and traffic; and higher human resource costs ($637,000, or 48%) due to the addition of seven full-time equivalent employees during 2005 and merit increases.

Online publishing costs increased $1,020,000, or 23%, over 2003. The increase in direct costs was due primarily to higher revenue sharing payments ($880,000, or 62%) to our distribution partners reflecting higher associated revenue and traffic; and higher human resource costs ($255,000, or 12%) due to the addition of four full-time equivalent employees during 2004 and merit increases.

Print Publishing and Licensing Costs

Print publishing and licensing costs represent expenses directly associated with print publishing revenue. These costs include contractual revenue sharing obligations with newspapers related to the Mortgage Guide, compensation and benefits, printing and allocated overhead. These costs vary proportionately with the related revenue and increased $987,000, or 23%, in 2005 compared to 2004 and $315,000, or 8%, in 2004 compared to 2003. Revenue sharing payments were $578,000, or 16%, higher and $154,000, or 4% higher, in 2005 and 2004, respectively.

	Print Publishing & Licensing Gross Margin Year Ended December 31,
	2005	2004	2003

Print publishing & licensing revenue	$5,752,647	$5,262,020	$5,253,099
Cost of print publishing & licensing revenue	5,346,017	4,359,444	4,043,970
Gross margin	$406,630	$902,576	$1,209,129
	7%	17%	23%

Other Expenses

Sales

Sales expenses represent direct selling expenses of the advertising sales team, principally for online advertising, and include compensation and benefits for sales personnel, sales commissions, and allocated overhead. Sales expenses for the year ended December 31, 2005 decreased $503,000, or 12%, from 2004 due to $258,000, or 19%, as a result of lower sales commissions following our restructuring of the online sales compensation plans and $185,000, or 9%, as a result of lower human resource costs due to the restructuring of the advertising sales team. Sales expenses for the year ended December 31, 2004 decreased $853,000, or 17%, from 2003 due to lower sales commissions ($1,013,000, or 42%) resulting from lower online revenue growth in 2004, and modifications to the sales compensation plans offset by higher salaries and recruiting costs.

Marketing

	Marketing Expenses Year Ended December 31,
	2005		2004		2003
		YTY Change		YTY Change

Keyword and other marketing costs	$3,669,276	12%	$3,269,433	40%	$2,332,064
Barter	2,253,688	-27%	3,087,991	-2%	3,163,746
	$5,922,964	-7%	$6,357,424	16%	$5,495,810

Marketing expenses represent expenses associated with expanding brand awareness of our products and services to consumers and include key word (pay-per-performance) campaigns on Internet search engines, print and Internet advertising, marketing and promotion costs. Marketing expenses also include barter expense, which represents the cost of our advertisements that are run on other companies’ Web sites in our barter transactions. Barter expense was $2,254,000, $3,088,000 and $3,164,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Excluding barter expense, marketing expenses would have been $3,669,000, $3,269,000 and $2,332,000 for the years ended December 31, 2005, 2004 and 2003, respectively. For all years presented, marketing expenses increased due primarily to key word (pay-per-performance) campaigns on Internet search engines as traffic acquisition becomes more competitive. We anticipate having to spend at comparable levels in the foreseeable future except for barter expenses, which we have eliminated beginning January 1, 2006.

Product Development

Product development expenses represent compensation and benefits related to site development, network systems and telecommunications infrastructure support, programming and other technology costs. Product development expense for 2005 of $2,457,000 were $51,000, or 2%, higher than the $2,406,000 in 2004. Product development expenses for 2004 were $135,000, or 6%, higher than the $2,271,000 in 2003 primarily due to the expenses associated with the design and development of new products and higher human resources costs.

General and Administrative

General and administrative expenses represent compensation and benefits for executive, finance and administrative personnel, professional fees, non-allocated overhead and other general corporate expenses. As a percentage of total revenue excluding barter, general and administrative expenses were 19%, 18% and 17% in 2005, 2004 and 2003, respectively.

For the year ended December 31, 2005, general and administrative expenses were $2,368,000, or 36%, higher than the same period in 2004 due primarily to the following: $809,000 higher consulting and outside professional service fees, $105,000 higher rent costs and $1,704,000 higher incentive plan accruals based on measurements to plan. These increases were offset by a decrease of $208,000 in consulting fees.

For the year ended December 31, 2004, general and administrative expenses were $854,000, or 15%, higher than the same period in 2003 due to the following: $437,000 higher human resource costs and recruiting fees related to merit increases and new hire searches; $82,000 higher Internet hosting services fees due to increased bandwidth utilization; $168,000 higher consulting and outside professional service fees; and $555,000 in bad debt expense to increase the allowance for doubtful accounts supporting higher sales levels and receivable balances. These higher costs were offset by $282,000 lower incentive plan accruals based on measurements to plan, and $125,000 lower Nasdaq filing fees as both national market and SmallCap Market initial listing fees were paid in 2003.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. As of December 31, 2005, our allowance increased as the customer base associated with the acquisitions made during 2005 are different than our traditional customers. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses.

Severance and Legal Settlement Charges

On August 10, 2004, we entered into a Separation and General Release Agreement (the “Agreement”) with our former President and CEO (“former CEO”) pursuant to the terms of an Executive Employment Agreement dated April 27, 2002 (the “Executive Employment Agreement”). The Agreement provided, among other things, that the former CEO (i) resign as a director of the Company as of August 10, 2004; (ii) release and forever discharge the Company from any and all claims the former CEO had or may have against the Company; (iii) the former CEO’s last day as an employee of the Company was extended until October 21, 2004; (iv) on August 19, 2004, the Company paid the former CEO $125,000, subject to standard withholdings and deductions for the payment of certain of the former CEO’s legal fees; (v) on August 19, 2004, the Company paid $54,207, subject to standard withholdings, for accrued vacation pay; (vi) on August 19, 2004, the Company paid $10,000 to a third party for outplacement and transitional counseling services; (vii) on August 19, 2004, the Company paid for the former CEO’s unpaid and reasonably approved business expenses; (viii) the Company will provide the former CEO with certain health insurance benefits through June 21, 2005 in accordance with the terms of the Executive Employment Agreement, and (ix) on October 21, 2004, the Company paid the former CEO $125,000, subject to standard withholdings. The Company recorded $260,000 as a severance charge in the quarter ended June 30, 2004.

In July 2000, we sold our former wholly owned subsidiary, Pivot, for $4,350,000 in cash. In connection with the sale, we agreed to indemnify the buyer for liability of up to $1,000,000 in connection with a litigation matter between Pivot and its co-founders and former owner. In March 2001, the case was dismissed based on a technical deficiency. In August 2001, the plaintiff re-filed the complaint. On October 8, 2004, we were notified that the buyer settled the litigation matter, effective October 1, 2004, and we reimbursed the buyer $390,000 under the indemnity. The $390,000 was recorded in the quarter ended September 30, 2004 as a legal settlement charge.

In February 2005, we settled a contractual dispute with a former Internet and co-location facility provider for $120,000. This amount is included in legal settlements in the accompanying statement of operations for the year ended December 31, 2004.

Depreciation and Amortization

Depreciation and amortization represents the cost of capital asset acquisitions spread over their expected useful lives. These expenses are spread over three to seven years and are calculated on a straight-line basis. During 2005, we purchased approximately $244,000 of depreciable assets and depreciation and amortization increased $153,000, or 21%, over 2004, of which, $122,000 relatd to the amortization expense incurred from the acquisitions. During 2004, we purchased approximately $1,065,000 of depreciable assets, primarily in the third and fourth quarters, and depreciation and amortization increased $62,000, or 9%, over 2003.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income on invested cash and cash equivalents and a gain from insurance proceeds. Other income (expense), net for the year ended December 31, 2005 was $743,000, or 181%, higher than the comparable amount in 2004, due to higher cash balances and a gain on insurance proceeds. Other income (expense), net for the year December 31, 2004 was $167,000, or 69%, higher than the comparable amount in 2003 due to higher cash balances and a non-refundable cash advance, net of commissions, of $42,000 from a book authored by the Company’s Chief Operating Officer.

Income Taxes

Our effective rate differs from the statutory federal income tax rate, in 2005 primarily due to state income taxes and in 2004 and 2003, primarily as a result of the changes in the valuation allowance on deferred tax assets.

As required by SFAS No. 109, we recognize tax assets on the balance sheet if it is more likely than not that they will be realized on future tax returns. Up to the third quarter of 2003, we had provided a full valuation allowance against accumulated deferred tax assets, reflecting the uncertainty associated with our future profitability. In the fourth quarter of 2003 management reassessed the valuation allowance previously established against deferred tax assets. Factors considered included: historical results of operations, volatility of the economic and interest rate environment and projected earnings based on current operations. Based on this evidence, we concluded that it was more likely than not that a portion of the deferred tax assets would be realized and, accordingly, released $3,400,000 of the valuation allowance, which resulted in an income tax benefit of approximately $3,100,000.

During the quarters ended March 31, June 30, and Sept 30, 2004, we continued to evaluate the need for a valuation allowance against the deferred tax asset. We completed our business planning process during the fourth quarter of 2004, which included the following strategic initiatives for 2005: the enhancement of our quality control process and procedures; the re-design of our Web site; the execution of exclusive advertising contracts with two mortgage lead aggregators; broadening the breadth and depth of our products and services; a reorganization of our advertising sales force; and the migration to a cost-per-click revenue model on our rate tables. Considering these strategic initiatives and their impact on future earnings potential, we concluded that it is more likely than not that we will generate sufficient taxable income in future periods to realize the entire deferred tax asset. At December 31, 2004, we reversed the remaining $9,400,000 valuation allowance, resulting in an income tax benefit of $4,800,000 and a net deferred tax asset of $11,400,000. The realization of the $11,400,000 deferred tax asset depends on our ability to continue to generate taxable income in the future. If we determine that we will not be able to realize all or a portion of the deferred tax asset in the future, an adjustment to the deferred tax asset will be charged against earnings in the period such determination is made. Approximately $1,200,000 million of the valuation allowance was attributable to the tax benefit of stock options exercised in a prior year. The income tax benefit relating to stock options exercised during 2004 was approximately $2,000,000, for a total 2004 benefit of approximately $3,200,000 which was allocated to stockholders’ equity.

At December 31, 2005, we had net operating loss carryforwards for Federal income tax purposes of approximately $13,997,000, which expire beginning in 2012 through 2021. The amount of net operating loss carryforwards may also be limited if the Company has an ownership change.

Related Party Transactions

We formerly leased office space in North Palm Beach, Florida from Bombay Holdings, Inc., which is wholly-owned by Peter C. Morse, a director and 32% stockholder. Total rent paid to Bombay for the years ended December 31, 2004 and 2003 was approximately $244,000 and $305,000, respectively. That lease was terminated effective December 31, 2004.

During 2004 and 2003, we paid an outside director consulting fees of approximately $17,000 and $50,000, respectively. There were no such fees in 2005 as the consulting arrangement was terminated in 2004.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test goodwill for impairment at least annually at the reporting unit level in lieu of being amortized. We have determined that we have two reporting units, online publishing and print publishing and licensing, under SFAS No. 142 as these are the components of the business for which discrete financial information is available and for which segment management regularly reviews the operating results.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, accordingly, the enterprise must perform step two of the impairment test (measurement).

We will perform an annual impairment review of goodwill for both reporting units on during the fourth quarter of each year.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Quarterly Results of Operations

The following table presents certain unaudited quarterly statement of operations data for each of the last 8 quarters through the year ended December 31, 2005. The information has been derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this Form 10-K and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

(In thousands, except share and per share data)	(A)	Year Ended December 31, 2005			Year Ended December 31, 2004
	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31

Revenue:
Online publishing	$11,611	$11,214	$11,204	$9,267	$8,107	$8,158	$8,694	$8,982
Print publishing and licensing	2,279	1,158	1,161	1,155	1,243	1,311	1,417	1,292
Total revenue	13,890	12,372	12,365	10,422	9,350	9,469	10,111	10,274
Cost of revenue:
Online publishing	2,024	1,902	1,823	1,640	1,353	1,337	1,424	1,420
Print publishing and licensing	2,051	1,117	1,075	1,103	1,051	1,089	1,177	1,042
Total cost of revenue	4,075	3,019	2,898	2,743	2,404	2,426	2,601	2,462
Gross margin	9,815	9,353	9,467	7,679	6,946	7,043	7,510	7,812
Operating expenses:
Sales	926	944	971	842	897	915	1,071	1,303
Marketing	1,313	1,377	1,713	1,520	1,445	1,358	1,805	1,750
Product development	745	697	511	504	582	600	618	606
General and administrative	2,738	2,161	2,222	1,914	1,773	1,678	1,530	1,687
Legal settlements	—	—	—	—	120	390	—	—
Severance charge	—	—	—	—	—	—	260	—
Depreciation and amortization	317	181	208	189	190	187	193	172
	6,039	5,360	5,625	4,969	5,007	5,128	5,477	5,518
Income from operations	3,776	3,993	3,842	2,710	1,939	1,915	2,033	2,294
Other income, net	277	302	212	362	118	138	77	77
Income before income taxes	4,053	4,295	4,054	3,072	2,057	2,053	2,110	2,371
Income tax (expense) benefit	(1,461)	(1,632)	(1,540)	(1,167)	4,766	—	—	—
Net income	$2,592	$2,663	$2,514	$1,905	$$6,823	$2,053	$2,110	$2,371
Basic and diluted net income per share:
Net income —
Basic	$0.16	$0.17	$0.16	$0.12	$0.43	$0.13	$0.14	$0.16
Diluted	$0.15	$0.16	$0.15	$0.12	$0.42	$0.13	$0.13	$0.15
Weighted average common shares outstanding:
Basic	15,829,601	15,815,057	15,804,045	15,787,264	15,732,686	15,506,719	15,310,318	15,198,675
Diluted	17,262,632	17,109,385	16,590,763	16,561,802	16,288,812	15,869,708	16,084,565	15,958,487

——————

(A)

Includes the acquired operations of Wescoco LLC, and Mortgage Market Information Services, Inc. and Interest.com as of and for the period from December 1, 2005 to December 31, 2005.

Liquidity and Capital Resources

Our principal source of liquidity is the cash generated by our operations. As of December 31, 2005, we had working capital of $9,809,000, and our primary commitments were approximately $3,028,000 in operating lease payments over the next five years, and capital expenditures and recurring payables and accruals arising during the course of operating our business, estimated at approximately $9,136,000 through December 31, 2006. We generally establish payment terms with our vendors that extend beyond the amount of time required to collect from our customers. There are no other significant commitments or off-balance sheet arrangements.

Contractual Obligations

The following table represents the amounts of payments due under the specified types of contractual obligations, as of December 31, 2005:

	Total	Less Than One Year	Payments Due One to Three Years	Three to Five Years	More Than Five Years

Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations(1)	—	—	—	—	—
Operating lease obligations(1)	6,084,488	793,364	1,220,923	1,013,929	3,056,272
Purchase obligations(2)	681,942	523,142	158,800	—	—
Other long-term obligations	—	—	—	—	—
	$6,766,430	$1,316,506	$1,379,723	$1,013,929	$3,056,272

——————

(1)

Includes our obligations under existing operating leases. See Note 7 to our financial statements in Item 8. for further details related to our lease obligations.

(2)

Represents base contract amounts for Internet hosting, co-location content distribution and other infrastructure costs.

During the year ended December 31, 2005, we generated $14,549,000 of net cash from operating activities. Our net income of $9,674,000 was adjusted for depreciation and amortization of $895,000; and bad debt expense of $200,000; the tax benefit of incentive stock options exercised during 2005 of $446,000, and a deferred tax benefit of $4,932,000, and a net negative change in the components of operating assets and liabilities of $1,599,000. Of this negative change, $3,337,000 resulted from an increase in accounts receivable and $1,822,000 resulted from an increase in accrued expenses. Exclusive of the acquisitions of FastFind and MMIS/Interest.com, accounts receivable balances were higher at December 31, 2005 as a result of higher sales levels. Our average monthly collections on accounts were $3,604,000, or 57%, of the average monthly account balances, down on a percentage basis from 63% in 2004. Our accounts receivable turnover declined and days sales outstanding increased to 7.13 and 51, respectively, compared to 7.86 and 46, respectively, in 2004. Exclusive of the acquisitions, the decrease in other assets was primarily due to a decrease in our insurance claim receivable from damages sustained during Hurricane Wilma in October 2005 compared to the two hurricanes in September 2004. During 2005, net cash of $39,203,000 was used for investing activities, of which $38,970,000 was related to our two acquisitions and related costs and $244,000 was to purchase equipment and other fixed assets. Net cash provided by financing activities consisted of the proceeds from 77,066 stock options exercised at strike prices between $0.85 and $13.00.

During the year ended December 31, 2004, we generated $7,044,000 of net cash from operating activities. Our net income of $13,356,000 was adjusted for depreciation and amortization of $743,000 and bad debt expense of $555,000; the tax benefit of incentive stock options exercised during 2004 of $3,170,000, and a deferred tax benefit of $8,007,000, both resulting from reversing the remaining allowance against deferred tax assets as of December 31, 2004 (see Note 5 to the financial statements in Item 8.); and a net negative change in the components of operating assets and liabilities of $2,774,000. Of this negative change, $1,867,000 resulted from an increase in accounts receivable and $521,000 resulted from an increase in other assets. Accounts receivable balances were higher at December 31, 2004 supporting higher sales levels, and the slow-down of refinance activity during 2004 that negatively impacted certain customers. We also had more sales to larger customers purchasing advertising through agencies during 2004. These accounts tend to run higher balances and take somewhat longer to collect. Our average collections on accounts were $2,889,000, or 63%, of the average monthly account balances, down on a percentage basis from 81% in 2003. Our accounts receivable turnover declined slightly and days sales outstanding increased slightly to 7.86 and 46, respectively, compared to 9.82 and 37, respectively, in 2003. The increase in other assets was primarily due to an increase in prepaid expenses related to the purchase of software licenses and maintenance agreements, and an insurance claim receivable from damages sustained during the two hurricanes in September 2004. During 2004, net cash of $1,066,000 was used to purchase equipment and other fixed assets. Net cash provided by financing activities consisted primarily of the proceeds from 666,440 stock options exercised at strike prices between $0.85 and $13.00.

Off Balance Sheet Arrangements and Contractual Obligations

We have not entered into any transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued  SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all share-based payments to directors and employees, including stock option grants, using a fair value-based method and the recording of such expense in our consolidated statements of operations. In April 2005, The SEC announced that the accounting provisions of SFAS No. 123R are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS No. 123R in the first quarter of 2006 and will recognize stock-based compensation expense using the modified prospective method. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. See Note 2 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts as if we had used a fair value-based method similar to the methods required under SFAS No. 123R to measure compensation expense for employee stock incentive awards. We expect the adoption to significantly reduce earnings per share by approximately $0.25-$0.30.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Therefore, the Company adopted this Statement effective January 1, 2006. The adoption of SFAS No. 153 did not have an impact on the Company’s consolidated results of operations or financial position.

BUSINESS

Overview

Bankrate, Inc. owns and operates an Internet-based consumer banking marketplace, Bankrate.com, a smaller, yet similar site, Interest.com, an Internet-based lead aggregation firm, FastFind.com, and finally, Bankrate Print which produces newspaper-based advertising and editorial products. Our flagship Web site, Bankrate.com, is one of the Internet’s leading aggregator of information on more than 300 financial products, including mortgages, credit cards, automobile loans, money market accounts, certificates of deposit, checking and ATM fees and home equity loans. Additionally, we provide financial applications and information to a network of distribution partners. Bankrate.com provides the tools and information that can help consumers make better financial decisions. We regularly survey more than 4,800 financial institutions in all 50 states in order to provide the most current objective, unbiased rates. Over 550 print and online partner publications depend on Bankrate.com as their source for financial rates and information.

Thirty years ago, we began as a print publisher of the newsletter Bank Rate Monitor. Our rate tables provide, at no cost to the consumer, a detailed list of lenders by market and include relevant details to help consumers compare loan products. We continue to enhance our offerings in order to provide Bankrate.com users with the most complete experience. Features such as financial calculators and e-mail newsletters allow users to interact with our site. Our Rate Trend Index is a weekly poll of industry insiders designed to help consumers forecast interest rate trends.

In addition to traditional banking and loan products, our offerings include channels on investing, taxes, college finances, financial advice and insurance. Each channel offers a unique look at its particular topic. For example, Bankrate.com users can read advice and tips in the Tax channel, find a new 529 plan in the College Finance area or ask a financial expert a question in the Personal Finance channel.

Prior to 1996, and dating back to 1976, our principal business was the publication of print newsletters, the syndication of unbiased editorial bank and credit product research to newspapers and magazines, and advertising sales of the Mortgage Guide. The Mortgage Guide is a weekly newspaper-advertising table consisting of product and rate information from local mortgage companies and financial institutions. The Mortgage Guide appears weekly in over 500 U.S. metropolitan newspapers with combined single day circulation in excess of 40 million copies.

In 1996, we began our online operations by placing our editorially unbiased research on our Web site, Bankrate.com. By offering our information online, we created new revenue opportunities through the sale of graphical and hyperlink advertising associated with our rate and yield tables. In 1997, we implemented a strategy to concentrate on building these online operations.

We believe that the recognition of our research as a leading source of independent, objective information on banking and credit products is essential to our success. As a result, we have sought to maximize distribution of our research to gain brand recognition as a personal finance authority. We are seeking to build greater brand awareness of our Web site and to reach a greater number of online users.

In the fourth quarter of 2005, we acquired two companies, Wescoco, LLC d/b/a FastFind (“FastFind”) and Mortgage Market Information Services, Inc. and Interest.com (collectively, “MMIS/Interest.com”). We purchased FastFind, an Internet lead aggregator based in San Francisco, California to complement our online publishing business. We purchased MMIS/Interest.com, which publishes mortgage guides in over 300 newspapers and operates Interest.com, a Web site that publishes financial rates and information connecting consumers with lenders to expand our print and online publishing business, respectively.

In 2006, we are focusing on:

•

Optimizing our cost per thousand impressions (“CPMs”) and cost per clicks (“CPCs”) on Bankrate.com and Interest.com;

•

Integrating FastFind ad placements opportunistically on Bankrate.com and Interest.com;

•

Placing our CPC rate tables and FastFind’s lead generating capabilities on our co-brand partners’ Web pages;

•

Expanding our co-branded and affiliate relationships with other Web sites;

•

Selling Certificates of Deposits (“CDs”) and Deposit tables into our 450+ newspaper network.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations and Critical Accounting Policies, and Note 8 to the Financial Statements below for a discussion of our two reportable business segments: online publishing and print publishing and licensing.

Our Opportunity

We believe that many financial services customers are relatively uninformed with respect to financial products and services and often rely upon personal relationships when choosing such products and services. Many of these products and services are not well explained, and viable, equivalent alternatives typically are not presented when marketed to consumers through traditional media. As the sale of many of these products and services moves to the Internet, we believe consumers seek new sources of independent objective information such as Bankrate.com to facilitate and support their buying decisions. The interactive nature of the Internet allows us to display extensive research about financial products and services that was previously not readily available to consumers.

According to a 2004 survey conducted by the Board of Governors of the U.S. Federal Reserve, the percentage of U.S. families that own certain financial instruments was as follows:

Transaction Accounts	CDs	Stocks	Loans Secured by Primary Residence	Installment Loans	Credit Card Balances	Any Debt
91.3	12.7	20.7	47.9	46.0	46.2	76.4

We believe the majority of financial information available on the Web is oriented toward investment advice and providing business news and stock market information, rather than personal and consumer finance information, advice and interest rate data. Our efforts are targeted to fulfill the slightly less competitive, but equally important niches of consumer banking and personal finance information. As a result, we believe we can maintain a loyal base of users comprised of targeted audiences that are attractive to advertisers.

We have seen steady interest in our primary niches - mortgages, automobile loans, home equity loans and CD/savings products and information. The ability of Bankrate to provide a platform for frictionless communication between consumers and businesses has not changed. We believe Bankrate is well-positioned to benefit from growth in the Internet personal finance advertising market.

Strategy

We believe that the consumer banking and personal finance sectors hold significant opportunities for growth and expansion. As we grow, we are seeking to consolidate our position as one of the industry leaders in the gathering of rate data and to expand our brand recognition with consumers and partners. Elements of our strategy include:

•

Continuing to provide advertisers with high-quality, ready-to-transact consumers: By advertising on our site, either through purchasing graphic ads or hyperlinks, banks, brokers and other advertisers are tapping into our strongest resource - consumers on the verge of engaging in a high-value transaction. By allowing advertisers to efficiently access these “in-market” consumers, we are helping advertisers acquire new customers, and ultimately creating a transaction that is beneficial for the advertiser, the consumer and us.

•

Remaining a dominant brand in consumer personal finance data and content: We believe we are a leading company in our market based on a number of metrics, including revenue, the number of banks surveyed, the number of pages viewed by consumers and the number of unique visitors. We are continuing our strong push to remain a dominant player in our market.

•

Continued growth through partnering with top Web sites: Our partner network provides Bankrate.com with a steady stream of visitors, with little to no up-front payment risk to us. Over 90% of these agreements are revenue-sharing, under which we only pay out a percentage of what we actually bring in. We also plan to explore initiatives to expand the breadth and depth of our product offerings and services by partnering in the real estate, auto finance, sub-prime lending and college lending areas.

Distribution Arrangements

Our distribution (or syndication) arrangements with other Web site operators fall into two categories: (1) co-branding, in which we establish a “co-branded” site with another Web site operator, and (2) licensing, in which we provide content to the other operator’s Web site together with a hyperlink to our own site. We have historically found co-branding to be more effective in driving traffic to our site.

Co-branded sites are created pursuant to agreements with other Web site operators. Generally, agreements relating to co-branded sites provide for us to host the co-branded Web pages, sell and serve the display advertising, and collect advertising revenues, which are shared with the third party Web site.

Under licensing arrangements, we provide limited content to other Web sites in exchange for a fee. The content identifies Bankrate.com as its source and typically includes a hyperlink to the Bankrate.com Web site.

Our largest partners in terms of driving traffic to our site as of December 31, 2005 included America Online, Netscape, Yahoo!, Internet Broadcasting System, USA Today, and Dollar Stretcher. During 2005, approximately 14% of the traffic to Bankrate.com was attributable to the over 75 distribution partners compared to 20% in 2004 and 21% in 2003. The decline results from the heightened consumer awareness of our site, resulting in more traffic coming directly to Bankrate.com. We expect traffic from distribution partners to continue to be approximately 10% to 15% of total site traffic in 2006.

Financial Product Research

As of December 31, 2005, our research staff was made up of 44 employees who track comparative information on more than 300 financial products and services, including checking accounts, consumer loans, lines of credit, mortgages, certificates of deposit, savings accounts, credit cards, money market accounts and online accounts. We estimate that over 3,000,000 items of data are gathered each week for more than 577 markets across the United States from over 4,800 financial institutions. The information obtained includes not only interest rates and yields, but also related data such as lock periods, fees, points, and loan sizes for mortgages, and grace periods, late penalties, cash advance fees, cash advance annual percentage rates, annual percentage yields, minimum payments, and terms and conditions of credit cards.

We adhere to a strict methodology in developing our markets and our institutional survey group. The market survey includes the largest U.S. markets, as defined by the U.S. Census Bureau’s Metropolitan Statistical Area categories and Financial Deposit Insurance Company (“FDIC”) Market Report. Along with the largest markets, the surveys include subsequent markets and other selected communities that we believe represent areas of growth.

In most instances, institutions in the survey group include the largest banks and thrifts within each market area based on total deposits. The number of institutions tracked within a given market is based on the types of financial products available and number of institutions in the market area. In each of the largest 25 markets, we track at least 10 institutions. In each of the smaller markets, we track three or more institutions. We verify and adjust, if necessary, the institutions included in the survey group on an annual basis using FDIC deposit data from year-end call reports. We do not include credit unions in the market survey group because product availability is based upon membership. However, we track the 50 largest U.S. credit unions as a separate survey group for comparison purposes.

All products included in our database have narrowly defined criteria so that information provided by institutions is comparable. The quality control process then includes several visual checks and proofing by different staff members to insure that the data inputs are accurate. Our quality control staff reviews each listing in relation to regional and national trends and for overall accuracy and consistency of fees and related information prior to disclosure of the information to consumers. The staff also reviews the comparability of products, institutional accuracy and survey accuracy. In addition, the quality control team performs anonymous shopping on a daily basis, whereby we place calls to institutions in order to validate the data in a consumer setting. Institutions providing invalid data are contacted by our quality control staff to ensure that future information will be accurate.

The criteria for product listings consist of specific attributes, such as loan size and term that are used to define each type of financial instrument in order to ensure uniformity in the products that are compared. Institutions listed in our Bankrate.com online tables that purchase hyperlinks to their own sites or purchase other advertising must comply with the same criteria for product listings that apply to other institutions or they will be removed.

We are aware of the potential conflict of interest resulting from the sale of advertising to financial institutions while providing independent and objective research. However, we believe that no potential conflicts of interest have ever compromised our ability to provide independent and objective research, and we are committed to continue to provide such research in the future.

Editorial Content

In addition to our research department, as of December 31, 2005, we maintained an editorial staff of 20 editors, writers and researchers, and graphic designers who create original stories and content for our Web site. We also have relationships with more than 30 freelance writers. Most of our editorial staff members are experienced journalists with lengthy newspaper, magazine, new media and broadcast experience. The reporters and editors of Bankrate.com have professional journalistic work experience ranging from one to 37 years, with an average of 18 years’ experience. We believe the quality of our original content plays a critical role in attracting visitors to our Web site and to our co-branded partners’ Web sites.

Most of the content within our Web site is original and produced internally. There is a very limited amount of third-party content, acquired under advertising revenue-sharing agreements or licenses, which allows us to incorporate relevant information on our Web site that would otherwise require additional resources to produce. An example of this type of arrangement is the incorporation in Bankrate.com of currency conversion functionality from OANDA.com, a comprehensive provider of foreign exchange and currency trading information services.

Print Publications

We continue to produce and sell advertisements in traditional print publications to absorb part of the cost of producing research and original editorial content. Additionally, we believe that print publishing activities contribute to greater exposure and branding opportunities for our Web site. Our print publications activities include the following:

•

Mortgage Guide: We generate revenue through the sale of mortgage rate and product listings in over 500 metropolitan newspapers across the United States with combined Sunday circulation of 40 million copies. We enter into agreements with the newspapers for blocks of print space, which is in turn sold to local mortgage lenders and we share the revenue with the newspapers on a percentage basis.

•

Syndication of Editorial Content and Research: We syndicate editorial research to approximately 95 newspapers, which have a combined Sunday circulation of more than 28 million copies, and two national magazines with combined monthly circulation in excess of 2.8 million copies.

•

Newsletters: We publish three newsletters: 100 Highest Yields and Jumbo Flash Report, which target individual consumers, and Bank Rate Monitor, which targets an institutional audience. These newsletters provide bank deposit, loan and mortgage interest rate information with minimal editorial content.

Consumer Marketing

Our primary marketing expenditures are for key word CPC advertising campaigns on Internet search engines. Through the end of 2005, we also entered into barter transactions (the exchange by us of advertising space on our Web site for reciprocal advertising space on other Web sites) to promote our brand and generate traffic to our Web site. We also used sweepstakes and promotions efforts to drive site traffic and grow our e-mail newsletter subscriber base. We actively conduct earned media public relations campaigns to promote our editorial content and personnel to the consumer and trade media. Our spokespersons are routinely featured in newspapers, magazines and in broadcast media, and are promoted to and are featured as expert commentators on, major broadcast and cable news programs and talk radio. In 2005, our experts were quoted or we were referenced in over 990 media exposures. Our spokespersons were featured in 105 television interviews, including The Today Show, ABC World News Tonight, The Fox Cable Network, MSNBC, CNBC, and CNN; 719 print articles, including The New York Times, The Wall Street Journal and USA Today; and 167 interviews on numerous talk radio broadcasts. Finally, we produce “The Bankrate.com Personal Finance Minute” which is distributed to XM radio and selected terrestrial radio stations throughout the United States.

Bankrate.com’s home page and other key pages routinely rank at or near the top of major search engines’ natural (unpaid) listings for highly coveted key words and phrases related to banking products, and we believe we generate significant traffic and revenue from such placements. The high rankings are largely a result of our success at creating highly relevant, widely read content, and because our personnel stay abreast of and use various search optimization techniques.

Advertising Sales

Our advertising sales staff consisted of 20 online salespeople and 12 print salespeople plus support staff as of December 31, 2005. The sales team focuses on selling online and offline advertising to national, regional and local advertisers. The sales staff focuses on three segments of the financial industry: lending (mortgage, home equity and auto loans), banking (CDs, money market accounts and credit cards) and general personal finance (college loans, taxes and IRAs). We have four sales regions with offices in each region: East (New York City), Midwest (Chicago), Southeast (North Palm Beach) and West (San Francisco and Orange County). Each salesperson is responsible for a designated geographic region of the United States. They are paid based on the performance of the territory.

The sales team is responsible for selling the Bankrate Network of products. The Bankrate Network includes: graphic advertising on Bankrate.com and Interest.com, hyperlink listings on the Bankrate rate tables (CPC), Bankrate Print (i.e., the Mortgage Guides) , and mortgage leads from FastFind. We believe the “Network” approach enhances value for advertisers and direct marketers by (1) alleviating the need to purchase advertising from numerous vendors, (2) providing advertisers and direct marketers the opportunity to optimize their marketing dollars among four different products, (3) offering integrated marketing packages that meet the strategic needs of our customers, and (4) providing access to in-market consumers who are ready to act. We believe advertisers and direct marketers enhance the effectiveness of their campaigns by customizing advertising delivery on our Network within a particular content channel or across our entire network.

Advertising Alternatives

Our advertisers can target prospective customers using several different approaches:

•

Focusing on consumers in specific situations, such as those who are first-time home buyers, or those actively shopping for home equity loans.

•

Targeting specific geographic and product areas; for example, CD shoppers in Georgia; or just one of these – all consumers interested in CDs, or all consumers from Georgia.

•

General rotation throughout our site.

Our most common Web site graphic advertisement sizes are leader boards (728 x 90 pixels) and banners (486 x 60 pixels), which are prominently displayed at the top or bottom of a Web page, skyscrapers (160 x 600 pixels or 120 x 600 pixels), posters (330 x 275 pixels) and islands (250 x 250 pixels). These advertisements can be targeted to specific areas of our site or placed on a general rotation basis. Advertising rates may vary depending upon the quantity of advertisements purchased by an advertiser and the length of time an advertiser runs an advertisement on our site.

Posters are oversized advertisements that contain more information than traditional banner advertisements. We position posters on certain Web pages so that they dominate the page. In addition, we offer product special issues that are available for single sponsorships. Rates for product special issues are based on expected impression levels and additional content requirements.

We believe that providing effective tools for managing advertising campaigns is essential to maintaining advertising relationships. We use a state-of-the-art program under license from a third-party that allows our advertisers to monitor their spending on our Web sites in real-time for impressions received and click-through ratios generated. We also allow third-parties, such as DoubleClick, to serve our customers’ advertisements.

Hyperlinks

Financial institutions that are listed in our rate tables have the opportunity to hyperlink their listings. By clicking on the hyperlink, users are taken to the institution’s Web site. Prior to October 1, 2005, hyperlinks were sold under flat dollar fee per month contracts that ranged primarily between three and twelve months.

Our hyperlinks were converted to a CPC pricing model as of October 1, 2005. Under this arrangement, advertisers pay us a specific, pre-determined cost each time a consumer clicks on that advertiser’s hyperlink or phone icon (usually found under the advertiser’s name in the rate table listings). All clicks are screened for fraudulent characteristics by an independent third-party vendor and then charged to the advertiser’s account.

We also sell text links on our rate pages to advertisers on a CPC basis. Advertisers enter an auction bidding process on a third-party Web site for placement of their text link based on the amount they are willing to pay for each click through to their Web site. We recognize revenue monthly for each text link based on the number of clicks at the CPC contracted for during the auction bidding process.

Advertisers

We market to local advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country. As of December 31, 2005, we had 48 graphic advertisers and 355 hyperlink advertisers, some of which are both graphic and hyperlink advertisers. Among our largest advertisers are LowerMyBills.com, iHomeowners, Inc., Emigrant Savings Bank, ING Direct, E-Loan, Inc., Bank of America and Equifax. No sales to any one customer exceeded 10% of total revenue for the years ended December 31, 2005, 2004 and 2003. No material revenues were generated outside of the United States.

Competition

We compete for advertising revenues across the broad category of personal finance information, both in traditional media such as newspapers, magazines, radio, and television, and in the developing market for online financial information. There are many competitors that have substantially greater resources than we do. Our online and print competition includes the following:

•

Personal finance sections of general interest Web sites such as Yahoo! Finance, AOL Personal Finance and MSN Money;

•

Personal finance destination sites such as The Motley Fool, CBS MarketWatch, SmartMoney.com, Kiplinger.com and CNNMoney.com;

•

E-commerce oriented sites that include banking and credit products such as LendingTree;

•

Lead aggregators such as LowerMyBills, iHomeowners/LoanWeb and NexTag;

•

Print mortgage table sellers like Infotrack and National Financial News Service;

•

Rate listing sites, such as MonsterMoving, Move.com, Informa Research Services and Checkinterestrates.com/CarsDirect; and

•

Key word CPC sites/networks such as Google, Yahoo! Search Marketing and MIVA.

Competition in the online segment is generally directed at growing users and revenue using marketing and promotion to increase traffic to Web sites. We believe that our original content, focus and objective product information differentiate us from our competitors.

Operations

We currently operate our Web site and supporting systems on servers at a secure third-party co-location facility in Atlanta, Georgia. Our infrastructure and network connectivity at this third-party facility are monitored continuously, on a 24 hours a day, 365 days a year basis. In March 2006, we also added a presence at a similar data center in Denver, Colorado. The additional data center will initially operate systems related to recently acquired Web properties. The dual data centers are also key to our business continuity strategy, providing additional recovery options if either data center should suffer a major outage. These facilities are powered continuously from multiple sources, including uninterruptible power supplies and emergency power generators. The facilities are connected to the Internet with redundant high-speed data lines. The systems at each data center are protected by a multi-layered security system including dual inspection state firewalls at each data center. To provide maximum scalability, many of our high-traffic Web pages are served from an independent content distribution network. Multi-node clusters or multiple load shared systems are used for most key functions, including web serving, ad serving, and SQL databases. The vast majority of the information presented on our Web sites, including back-end databases that provide the raw information, is stored and delivered via such multi-node or multi-system configurations from one of the co-location facilities.

All of our systems are controlled and updated remotely via encrypted virtual private network (“VPN”) links to various Bankrate locations. The technical services team, based primarily in North Palm Beach, Florida and Chicago, Illinois, has established extensive monitoring of all key systems to provide continuous real-time response capability should key systems or network connections fail. Much of the content on our various Web sites is prepared on systems located in the secure server room in our North Palm Beach location, then transferred at scheduled intervals via the VPN to the systems at the co-location facilities. The North Palm Beach facility systems are also powered redundantly by uninterruptible power supply units. In the event that North Palm Beach or any other location is temporarily unavailable, temporary VPN access is established from alternative locations to provide continuity for key operations and content updates.

Proprietary Rights

Our proprietary intellectual property consists of our unique research and editorial content. We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect this content. In addition, we license some of our data and content from other parties. Our copyrights, trademarks and licenses expire at various dates, and none is individually significant.

Employees

As of December 31, 2005, we had 159 full-time employees, of which 21 were in Web site and content operations, 36 in sales and business development, 44 in content and data research, 7 in advertising revenue operations, 21 in product development and information technology, 11 in finance and accounting, 10 in corporate communications and marketing and 9 in administration. We have never had a work stoppage and none of our employees are represented under collective bargaining agreements. We consider our employee relations to be favorable.

Available Information

For further discussion concerning our business, see the information included in Items 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and 8 (Financial Statements and Supplementary Data) of this report.

We make available free of charge through our Web site at www.bankrate.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, if applicable, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commission (“SEC”).

SELLING STOCKHOLDERS

The following table sets forth, with respect to each selling stockholder, as of April 24, 2006, the number of shares and percentage of common stock owned by the selling stockholder prior to this offering, the number of shares to be offered for sale by the selling stockholder in this offering, and the number of shares and percentage of common stock to be owned by the selling stockholder after completion of this offering.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number	Percentage	Number(1)	Number	Percentage(2)
Peter C. Morse (3)	5,122,625	32.1%	204,625	4,918,000	27.4%
Principal Stockholder and Chairman of the Board
Randall E. Poliner (4)	566,365	3.5	22,655	543,710	3.0
Director
Thomas R. Evans (5)	908,333	5.4	22,500	885,833	4.7
President, Chief Executive Officer and Director
Robert P. O’Block (6)	465,325	2.9	18,613	446,712	2.5
Director
G. Cotter Cunningham (7)	112,808	*	17,500	95,308	*
Senior Vice President-Chief Operating Officer
Robert J. DeFranco (8)	63,177	*	12,500	50,677	*
Senior Vice President-Finance
Steven L. Horowitz (9)	34,167	*	12,500	21,667	*
Senior Vice President-Product and Business Development
Bruce J. Zanca (10)	72,875	*	12,500	60,375	*
Senior Vice President-Chief Communications/Marketing Officer
Richard G. Stalzer (11)	63,333	*	10,000	53,333	*
Senior Vice President-Chief Revenue Officer
William C. Martin (12)	65,715	*	12,500	53,215	*
Director

——————

*

Less than 1% of the outstanding common stock.

For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding includes (i) 15,892,865 shares outstanding on April 24, 2006, and (ii) shares issuable by us pursuant to options held by the respective persons which may be exercised within 60 days following April 24, 2006, without giving effect to the underwriters’ exercise of the over-allotment option. The shares issuable pursuant to options are considered to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(1)

If the underwriters exercise their over-allotment option and the selling stockholders participate in the over-allotment portion of the offering, the selling stockholders may sell, on a pro rata basis, up to an aggregate of 345,892 additional shares of our common stock and the number and percentage of shares beneficially owned by the selling stockholders will change accordingly.

(2)

Reflects the percentage of shares beneficially owned after the offering including the 2,000,000 shares sold by us in the offering. If the underwriters exercise their over-allotment option and such option is fully allocated to us, up to an additional 351,883 shares may be sold by us which would reduce the percentage of shares beneficially owned by the selling stockholders accordingly.

(3)

Includes 65,000 shares of common stock issuable to Mr. Morse upon exercise of stock options.

(4)

Includes 65,000 shares of common stock issuable to Mr. Poliner upon exercise of stock options.

(5)

Represents 908,333 shares of common stock issuable to Mr. Evans upon exercise of stock options which includes 75,000 shares and 50,000 shares from a performance-based grant that vested on March 10, 2006 and March 14, 2006, respectively. Also includes 225,000 shares from a performance-based option grant dated October 26, 2004 and which is not yet exercisable, subject to the achievement of certain performance criteria.

(6)

Includes 65,000 shares of common stock issuable to Mr. O’Block upon exercise of stock options.

(7)

Includes 67,708 shares of common stock issuable to Mr. Cunningham upon exercise of stock options.

(8)

Includes 63,177 shares of common stock issuable to Mr. DeFranco upon exercise of stock options.

(9)

Represents 34,167 shares of common stock issuable to Mr. Horowitz upon exercise of stock options.

(10)

Includes 71,875 shares of common stock issuable to Mr. Zanca upon exercise of stock options.

(11)

Represents 63,333 shares of common stock issuable to Mr. Stalzer upon exercise of stock options.

(12)

Includes 52,500 shares of common stock issuable to Mr. Martin upon exercise of stock options.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 4, 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC	938,358
Citigroup Global Markets Inc.	586,473
Jefferies & Company, Inc.	234,589
Canaccord Adams Inc.	234,589
Needham & Company, LLC	234,589
ThinkEquity Partners LLC	117,295
Total	2,345,893

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to an aggregate of 351,883 of additional shares at the public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price specified on the cover page of this prospectus supplement of $48.25 and to selling group members at that price less a selling concession of $1.665 per share. The underwriters may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares and further assuming that the selling stockholders sell an additional 345,892 shares, and we sell an additional 5,991 shares, pursuant to such option.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$2.774	$2.774	$2.774	$2.774
Total	$5,548,750	$5,565,371	$959,637	$1,919,271

The expenses of the offering that are payable by us are estimated to be $300,000 (exclusive of underwriting discounts and commissions).

We and our directors and executive officers have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement.

The selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge disposition or filing, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Each of the underwriters has acknowledged that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (or FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (or FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has acknowledged that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

Gunster, Yoakley & Stewart, P.A., West Palm Beach, Florida, will provide opinions regarding the authorization and validity of the common stock offered by this prospectus supplement and accompanying prospectus. Certain legal matters related to the offering will be passed upon for the underwriters by Shearman & Sterling, LLP, New York, New York.

EXPERTS

The consolidated financial statements of Bankrate, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference  herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that Bankrate, Inc. acquired Wescoco LLC, d/b/a FastFind and Mortgage Market Information Services, Inc. and Interest.com on November 30, 2005 and December 1, 2005, respectively, and management excluded from its assessment of the effectiveness of Bankrate, Inc.’s internal control over financial reporting as of December 31, 2005, Wescoco LLC’s and Mortgage Market Information Services, Inc. and Interest.com’s internal control over financial reporting associated with total assets of $10,577,000 and $32,697,000 and total revenues of $166,000 and $1,271,000, respectively, included in the consolidated financial statements of Bankrate, Inc. and subsidiaries as of and for the year ended December 31, 2005. The audit of internal control over financial reporting of Bankrate, Inc. also excluded an evaluation of the internal control over financial reporting of Wescoco LLC, d/b/a FastFind and Mortgage Market Information Services, Inc. and Interest.com.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement and accompanying prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement or the accompanying prospectus. We incorporate by reference in this prospectus supplement the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange, Act, prior to the termination of the offering under this prospectus supplement and accompanying prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference into this prospectus supplement or accompanying prospectus). You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement.

This prospectus supplement incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

•

Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2005;

•

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•

Current Reports on Form 8-K filed on January 25, 2006, March 29, 2006, April 7, 2006 and April 25, 2006, Amendment to Current Report on Form 8-K filed on February 14, 2006.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Bankrate, Inc.
11760 U.S. Highway One, Suite 500
North Palm Beach, Florida  33408
Attn:  Investor Relations
(561) 630-2400

Any statement made in this prospectus supplement or accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus supplement or accompanying prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Prospectus

$115,000,000

Common Stock

This prospectus relates to the offer and sale at various times in one or more offerings of shares of common stock of Bankrate, Inc. up to a total public offering price of $115,000,000. Of these shares of common stock, we may issue shares of our common stock with an aggregate value of $85,000,000, and certain selling stockholders may offer and sell at various times shares of our common stock with an aggregate value of up to $15,000,000. In addition, we currently expect to grant an option to acquire additional shares of common stock with an aggregate value of up to $15,000,000 from us, certain selling stockholders or a combination of both. We will not receive any proceeds from the sale of common stock by any selling stockholders.

We will provide a prospectus supplement that will contain specific information about the terms of each offering, including the identity of each selling stockholder and the amount of our common stock each selling stockholder will be selling. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Information Incorporated by Reference” before you make your investment decision.

Our common stock is quoted on the Nasdaq National Market under the symbol “RATE.” The closing sales price of our common stock on the Nasdaq National Market on March 23, 2006 was $40.19 per share.

We and the selling stockholders may sell the shares through underwriters or dealers we select, through agents we select, directly to investors, or a combination of these methods. If we use underwriters, dealers or agents to sell shares of our common stock, we will name them and describe their compensation in a prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2006.

TABLE OF CONTENTS

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may issue to the public any part or all of the shares of common stock described in this prospectus, in one or more offerings, up to an aggregate amount of $85,000,000. Certain selling stockholders referred to in this prospectus and in supplements to this prospectus may also offer and sell shares of our common stock under this prospectus, in one or more offerings, up to an aggregate amount of $15,000,000. Additionally, shares of commons stock having an aggregate value of up to $15,000,000 may be sold to the public by us, certain selling stockholders, or a combination of both. The exhibits to our registration statement contain the text of certain contracts and other important documents we have summarized in this prospectus, in any prospectus supplement or in the documents incorporated by reference in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the shares of common stock we offer, you should review the full text of these documents. The registration statement, the exhibits and the documents incorporated by reference can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the common stock being offered. Each time we sell common stock, we will provide a prospectus supplement that contains specific information about the terms of the common stock offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information,” and “Information Incorporated by Reference.”

We may sell the common stock to or through underwriters, dealers, or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of common stock. See “Plan of Distribution” below. A prospectus supplement, which we will provide to you each time we offer common stock, will provide the names of any underwriters, dealers, or agents involved in the sale of the securities, and any applicable fee, commission, or discount arrangements with them.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy the common stock described in this prospectus or any prospectus supplement in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than their respective dates.

References in this prospectus to “Bankrate,” “we,” “us” and “our” are to Bankrate, Inc., a Florida corporation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the public reference room of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at http://www.bankrate.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange, Act, prior to the termination of the offering under this prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference into this prospectus). You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

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Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2005; and

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Current Report on Form 8-K filed on January 25, 2006; Amendment to Current Report on Form 8-K filed on February 14, 2006.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Bankrate, Inc.

11760 U.S. Highway One, Suite 500

North Palm Beach, Florida  33408

Attn:  Investor Relations

(561) 630-2400

Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus or any prospectus supplement at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

BANKRATE, INC.

We own and operate:

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Bankrate.com, an Internet-based consumer banking marketplace;

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Interest.com, a smaller, yet similar site;

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FastFind.com, an Internet-based lead aggregation firm; and

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Bankrate Print, which produces newspaper-based advertising and editorial products.

Our flagship Web site, Bankrate.com, is one of the Internet’s leading aggregator of information on more than 300 financial products, including mortgages, credit cards, automobile loans, money market accounts, certificates of deposit, checking and ATM fees and home equity loans. Additionally, we provide financial applications and information to a network of distribution partners. Bankrate.com provides the tools and information that can help consumers make better financial decisions. We regularly survey more than 4,800 financial institutions in all 50 states in order to provide the most current objective, unbiased rates. Over 550 print and online partner publications depend on Bankrate.com as a source for financial rates and information.

Thirty years ago, we began as a print publisher of the newsletter Bank Rate Monitor. Our rate tables provide, at no cost to the consumer, a detailed list of lenders by market and include relevant details to help consumers compare loan products. We continue to enhance our offerings in order to provide Bankrate.com users with the most complete experience. Features such as financial calculators and e-mail newsletters allow users to interact with our site. Our Rate Trend Index is a weekly poll of industry insiders designed to help consumers forecast interest rate trends.

In addition to traditional banking and loan products, our offerings include channels on investing, taxes, college finances, financial advice and insurance. Each channel offers a unique look at its particular topic. For example, Bankrate.com users can read advice and tips in the Tax channel, find a new 529 plan in the College Finance area or ask a financial expert a question in the Personal Finance channel.

Prior to 1996, and dating back to 1976, our principal business was the publication of print newsletters, the syndication of unbiased editorial bank and credit product research to newspapers and magazines, and advertising sales of the Mortgage Guide. The Mortgage Guide is a weekly newspaper-advertising table consisting of product and rate information from local mortgage companies and financial institutions. The Mortgage Guide appears weekly in over 500 U.S. metropolitan newspapers with combined single day circulation in excess of 40 million copies.

In 1996, we began our online operations by placing our editorially unbiased research on our Web site, Bankrate.com. By offering our information online, we created new revenue opportunities through the sale of graphical and hyperlink advertising associated with our rate and yield tables. In 1997, we implemented a strategy to concentrate on building these online operations.

We believe that the recognition of our research as a leading source of independent, objective information on banking and credit products is essential to our success. As a result, we have sought to maximize distribution of our research to gain brand recognition as a personal finance authority. We are seeking to build greater brand awareness of our Web site and to reach a greater number of online users.

In the fourth quarter of 2005, we acquired two companies, Wescoco LLC, d/b/a FastFind (“FastFind”) and Mortgage Market Information Services, Inc. and Interest.com (collectively, “MMIS/Interest.com”). We purchased FastFind, an Internet lead aggregator based in San Francisco, California to complement our online publishing business. We purchased MMIS/Interest.com, which publishes mortgage guides in over 300 newspapers and operates Interest.com, a Web site that publishes financial rates and information connecting consumers with lenders to expand our print and online publishing business, respectively.

In 2006, we are focusing on:

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optimizing our cost per thousand impressions and cost per clicks (“CPCs”) on Bankrate.com and Interest.com;

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integrating FastFind ad placements opportunistically on Bankrate.com and Interest.com;

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placing our CPC rate tables and FastFind’s lead generating capabilities on our co-brand partners’ Web pages;

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expanding our co-branded and affiliate relationships with other Web sites; and

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selling Certificates of Deposits and Deposit tables into our 450+ newspaper network.

We were founded in 1976. Our principal executive offices are located at 11760 U.S. Highway One, Suite 500, North Palm Beach, Florida  33408, and our telephone number at that location is (561) 630-2400. Our website is Bankrate.com. The information on our website is not incorporated by reference into this prospectus or any prospectus supplement and should not be considered to be a part of this prospectus or any prospectus supplement. We have included our website address as an inactive textual reference only.

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus supplement as well as in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report on Form 10-K for the year ended December 31, 2005 which has been filed with the SEC and is incorporated in this prospectus by reference in its entirety, as well as other information in this prospectus, any accompanying prospectus supplement, and any other documents or reports incorporated by reference in this prospectus before purchasing our common stock. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed under Item 1A “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2005, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

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the willingness of our advertisers to advertise on our Web sites;

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interest rate volatility;

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our ability to establish and maintain distribution arrangements;

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our ability to integrate the business and operations of companies that we have acquired, and those we may acquire in the future;

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our need and our ability to incur additional debt or equity financing;

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the effect of unexpected liabilities we assume from our acquisitions;

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the impact of resolution of lawsuits to which we are a party;

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the willingness of consumers to accept the Internet as a medium for obtaining financial product information;

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increased competition and its effect on our Web site traffic, advertising rates, margins, and market share;

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our ability to manage traffic on our Web sites and service interruptions;

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our ability to protect our intellectual property;

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the effects of facing liability for content on our Web sites;

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legislative or regulatory changes;

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the concentration of ownership of our common stock;

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the fluctuations of our results of operations from period to period;

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the strength of the U.S. economy in general;

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the accuracy of our financial statement estimates and assumptions;

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the effect of changes in the stock market and other capital markets;

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technological changes;

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changes in monetary and fiscal policies of the U.S. Government;

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changes in consumer spending and saving habits;

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changes in accounting principles, policies, practices or guidelines;

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other risks described from time to time in our filings with the SEC; and

•

our ability to manage the risks involved in the foregoing.

However, other factors besides those listed above, or referred to under Item 1A “Risk Factors” of our annual report filed on Form 10-K for the year ended December 31, 2005, or otherwise discussed in this prospectus, also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we currently intend to use the net proceeds from the sale of the common stock offered under this prospectus for general corporate purposes, including to fund future acquisitions of complementary products, technologies or companies. We have no current agreements or commitments with respect to any such acquisition. The timing and amount of our actual expenditures will be based on many factors, including our ability to identify products, technologies or companies to acquire, and to negotiate and enter into definitive agreements with respect to any future acquisition. We will not receive any proceeds from the sale of common stock by any selling stockholders.

We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of our common stock. Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

SELLING STOCKHOLDERS

This prospectus covers the offering for resale shares of our common stock that may be offered and sold from time to time by certain selling stockholders, including certain of our directors and officers.

These shares were originally issued in one or more of the following types of transactions:

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as founders’ shares in connection with our formation;

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through private offerings prior to our initial public offering;

•

in our initial public offering; and

•

through the exercise of options issued pursuant to our 1997 and 1999 Equity Compensation Plans, or as incentive grants outside of those plans.

Selling stockholders will be identified in a prospectus supplement. The applicable prospectus supplement will set forth, with respect to each selling stockholder:

•

the name of the selling stockholder;

•

the nature of the position, office or other material relationship which the selling stockholder will have had within the prior three years with us or any of our affiliates;

•

the number of shares of our common stock owned by the selling stockholder prior to the offering;

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the number of shares of our common stock to be offered for the selling stockholder’s account; and

•

the amount and (if one percent or more) the percentage of shares of our common stock that will be owned by the selling stockholder after the completion of the offering.

PLAN OF DISTRIBUTION

The common stock being offered by this prospectus may be sold:

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through agents;

•

to or through underwriters;

•

through broker-dealers (acting as agent or principal);

•

directly to purchasers, through a specific bidding or auction process or otherwise; or

•

through a combination of any such methods of sale.

The distribution of common stock may be effected from time to time in one or more transactions, including block transactions and transactions on the Nasdaq National Market or any other organized market where the shares may be traded. The common stock may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the common stock. That compensation may be in the form of discounts, concessions or commissions to be received from us or from selling stockholders, if any, or from the purchasers of the common stock. Selling stockholders, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Agents may from time to time solicit offers to purchase the common stock. If required, any agent involved in the offer or sale of common stock will be named, and any compensation payable to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling common stock covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the common stock.

If underwriters are used in a sale, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Our common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of common stock, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of common stock, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the common stock.

If a dealer is used in the sale of the common stock, Bankrate, the selling stockholder, if any, or an underwriter will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, the name of the dealer and the terms of the transactions will be set forth in the prospectus supplement.

We may directly solicit offers to purchase the common stock and we or the selling stockholders may make sales of common stock directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the common stock. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with Bankrate or the selling stockholders to indemnification by Bankrate or the selling stockholders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by Bankrate or the selling stockholders to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for Bankrate or their subsidiaries in the ordinary course of business.

Under the securities laws of some states, the common stock offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

We may permit certain of our stockholders or their pledgees or donees to sell our common stock pursuant to this prospectus in conjunction with an offering by us. The selling stockholders may only sell pursuant to this prospectus with our consent, which consent may be withheld in our sole discretion. If selling stockholders sell our common stock pursuant to this prospectus, a prospectus supplement will set forth information required by the SEC rules and regulations regarding the selling stockholders. These transactions may involve transfer of the securities upon exercise or settlement of put or call options, or delivery of the securities to replace securities that were previously borrowed from another stockholder or a combination of such methods. Selling stockholders may also resell all or a portion of their common stock in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule.

Because selling stockholders may be deemed to be underwriters within the meaning of that term under the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act.

Any person participating in the distribution of our common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the common stock pursuant to Regulation M under the Exchange Act. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more common stock than is set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing common stock in the open market. The underwriters also may impose a penalty bid on certain underwriters. This means that if the underwriters purchase the common stock in the open market to reduce the underwriters’ short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters who sold that common stock as part of the offering. In general, purchases of a share of common stock for the purpose of stabilization or to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the common stock.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the common stock offered pursuant to this prospectus and any applicable prospectus supplement.

DESCRIPTION OF THE CAPITAL STOCK

The following summary description of the rights of the holders of our common stock and preferred stock is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, the Florida Business Corporation Act (“FBCA”), and other applicable law.

Number of Shares; Par Value

Our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of February 28, 2006, there were 15,879,092 shares of common stock and no shares of preferred stock issued and outstanding.

Voting Rights

Except as otherwise required by law or as may be provided by the resolutions of the Board of Directors authorizing the issuance of any class or series of our preferred stock, all rights to vote and all voting power is vested exclusively in the holders of our common stock. Each holder of our common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights in any matters coming before them for a vote, including the election of directors.

Dividends

Subject to the rights of any of our preferred stock designated by the Board of Directors, all shares of our common stock are entitled to share equally in dividends from funds legally available for dividends, when, as and if declared by the Board of Directors.

Staggered Board

Our Articles of Incorporation provide that our Board of Directors is to be divided into three classes of directors. These classes are to be as nearly equal in number as is possible with the terms of all members of one class expiring each year. Successors to the class of directors whose term has then expired are chosen for a full term of three years.

Preemptive Rights

Neither our common stock nor any other class of our securities has any preemptive rights to subscribe for and purchase a proportionate share of any additional stock we may issue. Currently, there are no conversion, redemption, or sinking fund provisions applicable to our common stock.

Liquidation Rights

Upon our liquidation or dissolution, whether voluntary or involuntary, and after the holders of any of our preferred stock have been paid the amount they are entitled to receive or sufficient amounts are set aside for this purpose, holders of our common stock will have the right to share equally in our assets available for distribution to shareholders.

Appraisal Rights

Under Florida law, appraisal rights are available to shareholders in the case of some mergers or consolidations. Shareholders must follow detailed procedures as set forth in the FBCA in order to perfect their appraisal rights.

Transfer Agent

The transfer agent for our common stock is SunTrust Bank.

Anti-Takeover Provisions

Florida has enacted legislation that may deter takeovers of Florida corporations. The control share acquisition provisions of the FBCA generally provide that shares of common stock acquired in excess of 20% of the outstanding common stock of a Florida corporation will not possess any voting rights, unless these voting rights are approved by a majority vote of that corporation’s disinterested shareholders. These provisions could affect the voting rights afforded the common stock acquired in the future by any present or future holder of at least 20% of the outstanding common stock, provided that we do not opt out of these provisions of the FBCA. The provisions of the FBCA that relate to affiliated transactions generally require supermajority approval by disinterested shareholders or a majority of disinterested directors for specified affiliated transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Gunster, Yoakley & Stewart, P.A., West Palm Beach, Florida, will provide opinions regarding the authorization and validity of the securities. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of Bankrate, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference  herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that Bankrate, Inc. acquired Wescoco LLC, d/b/a FastFind and Mortgage Market Information Services, Inc. and Interest.com on November 30, 2005 and December 1, 2005, respectively, and management excluded from its assessment of the effectiveness of Bankrate, Inc.’s internal control over financial reporting as of December 31, 2005, Wescoco LLC’s and Mortgage Market Information Services, Inc. and Interest.com’s internal control over financial reporting associated with total assets of $10,577,000 and $32,697,000 and total revenues of $166,000 and $1,271,000, respectively, included in the consolidated financial statements of Bankrate, Inc. and subsidiaries as of and for the year ended December 31, 2005. The audit of internal control over financial reporting of Bankrate, Inc. also excluded an evaluation of the internal control over financial reporting of Wescoco LLC, d/b/a FastFind and Mortgage Market Information Services, Inc. and Interest.com.

2,345,893 Shares

Common Stock

——————

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PROSPECTUS SUPPLEMENT
(TO THE PROSPECTUS DATED  MAY 4, 2006)
MAY 4, 2006

Credit Suisse

Citigroup

Jefferies Broadview

Canaccord Adams

Needham & Company, LLC

ThinkEquity Partners LLC